1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 26, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Aluminum Corporation of China Limited

Share Exchange Merger
With
Baotou Aluminum Co., Ltd.

Proposal
(Abstract)

Domestic Financial Adviser to the Merging Party

RISK NOTICE

I.	MAJOR APPROVAL RISKS ON THE SHARE EXCHANGE MERGER

(I)	There is uncertainty for this proposal in obtaining the authorization from CSRC and the timing of the final authorization.

(II)

The Share Exchange Merger is subject to, among others, the waiver granted by CSRC to Chinalco and the parties acting in concert with it from making a general offer for the shares in Chalco. There is uncertainty for Chinalco and the parties acting in concert with it in obtaining the waiver of CSRC from the general offer.

II.	AS THE RESOLUTIONS PASSED AT THE GENERAL MEETING ARE BINDING TO ALL SHAREHOLDERS, THE SHARES IN BAOTOU ALUMINUM WHICH DID NOT DECLARE TO EXERCISE THE CASH ALTERNATIVE ARE SUBJECT TO SHARE EXCHANGE

The proposal for the Share Exchange Merger has been passed by the shareholders representing two-thirds or more of the voting rights present at the extraordinary general meeting and class meeting of Chalco and the extraordinary general meeting of Baotou Aluminum, where the connected parties abstained from voting. The voting results of the extraordinary general meeting of Baotou Aluminum are binding on all of its shareholders, including those who voted against the resolutions or abstained from voting or neither attended the meeting nor appointed others to vote on their behalf. Upon the authorization or approval from the competent authorities for the Share Exchange Merger, the shares in Baotou Aluminum which did not declare to exercise the cash alternative will be enforcedly exchanged to the new A shares of Chalco at the share exchange ratio determined by the parties to the Merger.

III.	RISKS ON EXERCISING CASH ALTERNATIVE BY INVESTORS

The cash alternative for the Share Exchange Merger will be provided by Galaxy Investment, a third party, to the shareholders of Baotou Aluminum. The shareholders of Baotou Aluminum must make declaration or withdrawal of cash alternative within the effective period thereof, beyond which any declaration or withdrawal will be deemed as invalid.

The shares declared by the shareholders of Baotou Aluminum for exercising the cash alternative will be transferred to the third party Galaxy Investment which will effect the share exchange, and therefore such shareholders of Baotou Aluminum may lose the profit earning opportunity arising from the stock price appreciation of the A shares in Chalco.

IV.	BUSINESS OPERATION RISKS ON THE SUBSISTING COMPANY UPON COMPLETION OF THE MERGER

Upon completion of the Merger, all assets, liabilities and equity interests of Baotou Aluminum will be consolidated into Chalco. The subsisting company will integrate the functions such as production, sale and management of the parties to the Merger to fully take advantage of the synergy. The Merger, though not involving any change in principal business scope, is exposed to risks including delay in consolidation and failure of expected consolidation effect.

Investors are advised to exercise care for the aforesaid risks.

Important Notice

1.	It is proposed by Chalco to merge Baotou Aluminum by way of share exchange to integrate their resources for synergy, and to eliminate the horizontal competition between the two listed companies.

2.	For the purpose of the Share Exchange Merger with Baotou Aluminum, Chalco will exchange its new A shares for the shares in Baotou Aluminum held by the shareholders of Baotou Aluminum.

3.	Upon completion of the Merger, all assets, liabilities and equity interests of Baotou Aluminum will be consolidated into Chalco, the subsisting company upon completion of the Merger.

4.

The resolutions to approve the Share Exchange Merger were respectively passed at the board meetings of Chalco and Baotou Aluminum. The Merger was considered and approved at the extraordinary general meeting of Baotou Aluminum on August 8, 2007 and the extraordinary general meeting and class meeting of Chalco on October 12, 2007. On August 8, 2007, the proposal for the Merger ("Merger Proposal") was approved by SASAC. On August 28, 2007, the Securities and Futures Commission of Hong Kong ("SFC") granted to Chalco and the parties acting in concert with it the waiver of their general offer obligations, subject to the approval by the independent H shareholders. The implementation of the Merger Proposal is subject to, among others, the authorization of the Merger and the waiver granted by CSRC to Chinalco and the parties acting in concert with it for making a general offer.

5.	The new A shares of Chalco under the Merger will be fully used for the merger with Baotou Aluminum, and no shares will be issued to the public investors to raise proceeds for any purpose otherwise.

6.

Under the Merger, the share exchange prices for Chalco and Baotou Aluminum are RMB20.49 and RMB21.67 per share respectively. A premium of 40% is offered as a risk compensation to the shareholders of Baotou Aluminum participating in the share exchange. The share exchange ratio for the Share Exchange Merger is 1:1.48, namely, each share in Baotou Aluminum held by shareholders of Baotou Aluminum participating in the share exchange and the third party cash alternative provider Galaxy Investment may be exchanged for 1.48 A shares in Chalco. The share exchange ratio is calculated based on the following formula:

Share Exchange Price for Baotou Aluminum + Share Exchange Price for Baotou Aluminum x 40%
Share Exchange Ratio =
Share Exchange Price for Chalco

The above share exchange prices are for indicative purposes only and subject to final determination of the share exchange ratio.

7.

To protect the interests of all shareholders of Baotou Aluminum, the cash alternative for the Share Exchange Merger will be provided by Galaxy Investment, a third party, to the shareholders of Baotou Aluminum. The shareholders of Baotou Aluminum whose names appear as members of register on the record date for declaration of cash alternative are entitled to declare to exercise the cash alternative for the whole or part of the shares in Baotou Aluminum held by them at the price of RMB21.67 per share. On the Implementation Date for exercise of cash alternative, a third party will take over the shares representing the exercisable cash alternative of the shareholders of Baotou Aluminum, and will pay to them cash consideration. Thereafter, such shares held by the third party, together with the shares in Baotou Aluminum held by the shareholders who did not declare or partly declared to exercise the cash alternative will be exchanged to the new A shares in Chalco.

8.

Upon completion of the Merger Proposal, the shareholders in Baotou Aluminum participating in the Share Exchange Merger will become A shareholders of Chalco, the subsisting company. Chalco will apply to the Shanghai Stock Exchange for listing of and trading in its new A shares under the Merger with Baotou Aluminum as soon as practicable. The new A shares in Chalco held by Baotou Aluminum (Group) Company Limited ("Baotou Group") and Guiyang Aluminum and Magnesium Research and Design Institute ("Guiyang Aluminum") as a result of the Merger may, subject to the relevant laws and regulation and the expiry of the undertaken lock-up period, be listed on the Shanghai Stock Exchange.

Baotou Group and Guiyang Aluminum have undertaken that they will not transfer the shares in Chalco held by them as a result of the share exchange for a period of 3 years commencing from the listing day for the new A shares in Chalco under the Merger on the Shanghai Stock Exchange.

In addition, as the Merger will result in an increase in Chinalco's shareholding in Chalco, Chinalco has applied to CSRC and SFC for the waiver from making a general offer for the shares in Chalco. Pursuant to relevant regulations, Chinalco and Lanzhou Aluminum Factory have undertaken that they will not transfer the shares in Chalco held by them as a result of the share exchange for a period of 3 years commencing from the listing day for the new A shares in Chalco under the Merger on the Shanghai Stock Exchange.

9.

This abstract of proposal is merely for providing the summary of the Merger to the public. Investors should read carefully the full text of the proposal before making a decision, which shall be taken as the basis for decision-making and is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

10.

The statements set out herein do not represent any material judgement, confirmation or approval of the approving authorities on the Merger and the relevant matters, the effecting and completion of which are subject to the authorization of CSRC.

Section 1 Basic information on the merging Party Chalco

1.	Basic Information on Chalco

Company name: ALUMINUM CORPORATION OF CHINA LIMITED

English name: ALUMINUM CORPORATION OF CHINA LIMITED

English abbreviation: CHALCO

Legal representative: Xiao Yaqing

Establishment time: 10 September, 2001

Registered capital: RMB11,649,876,153

Overseas listing place and stock code: Hong Kong Stock Exchange (2600.HK)

New York Stock Exchange (ACH)

Domestic listing place and stock code: Shanghai Stock Exchange (601600)

Registered address: 12/F-16/F and 18/F -31/F, No.62 North Xizhimen Street, Haidian District, Beijing

Address: No.62 North Xizhimen Street, Haidian District, Beijing

Postcode: 100082

Tel: (86 10) 8229 8103

Fax: (86 10) 8229 8158

Website: www.chalco.com.cn

E-mail: dmj@chalco.com.cn

Chalco is China's largest operator of alumina and primary aluminum and mainly engaged in bauxite mining as well as production and sales of alumina and primary aluminum. As of June 30, 2007, the Company's main operating assets included four integrated alumina and primary aluminum plants, four alumina plants, nine primary aluminum plants, one mining subsidiary and one research institute (certain operating assets were beneficially owned); As of June 30, 2007, Chalco's annual production capability of alumina products and primary aluminum products were 9,007,000 tonnes and 2,481,200 tonnes (including 272,000 tonnes from Jiaozuo Wanfang) respectively.

2.	Shareholding Structure of Chalco

As of June 30, 2007, total share capital of Chalco amounted to 12,886,607,892 shares and its share capital structure was as follows:

				Shares subject to
		Total held shares	Percentage of	trading moratorium
Name of shareholder	Nature of shares	(shares)	shareholding	(shares)

Chinalco	State-owned share	5,214,407,195	40.46%	5,214,407,195
China Cinda	State-owned share	900,559,074	6.99%	900,559,074
China Construction Bank	State-owned share	709,773,136	5.51%	709,773,136
China Development Bank	State-owned share	554,940,780	4.31%	554,940,780
Guangxi Investment	State-owned share	196,800,000	1.53%	196,800,000
Guizhou Development	State-owned share	129,430,000	1.00%	129,430,000
Lanzhou Aluminum Factory	State-owned share	79,472,482	0.62%	79,472,482
Lanzhou Economic
Information Consultants Inc.	State-owned share	9,181,900	0.07%	9,181,900
Alcoa Asia
(H shares strategic investor )	Overseas listed foreign share	884,207,808	6.86%	-
Other public shareholders
of H Shares	Overseas listed foreign share	3,059,758,160	23.74%	-
Domestic listed ordinary shares
not subject to trading
moratorium (A Shares)	Domestic listed ordinary shares	1,148,077,357	8.91%	-

Total		12,886,607,892	100.00%

Note:	Alcoa Asia disposed of all of its 884,200,000 H shares in Chalco on September 12, 2007.

3.	Organization Structure of Chalco

Proposal of Chalco for the Merger with Baotou Aluminum (abstract)

Aluminum Corporation of China Limited
Aluminium Fabrication Development
Internal Audit Development
Department of Science and Technology
Capital Operating Development
Supply Development
Corporate Culture Department
Information Department
Overseas Development Department
Mineral Resources Department
Marketing Department
Production Department (EHS Department)
Investment and Managment Development
Development Department
Financial Department
HR Department
Secretarial Office to the Board (office to the chairman)
Zibo Wancheng Industrial Trading Co., Ltd.
Research & Design Institute of China Great Wall
Shanxi Aluminum Factory Carbon Plant
Zhengzhou Hicer Hitech Ceramics Co., Ltd.
The Institute of Shangdong Oiyun Colored Metallurgy
Fushun Aluminum Company Limited
Aluminum Corporation of China Hong Kong Ltd.
China Aluminum International Trading Corporation Limited
Shandong Huayu Aluminum and Power Company Limited
Zunvi Aluminum Company Limited
Gansu Hualu Aluminum Company Limited
Shanxil Longmen Aluminum Co., Ltd.
Shanxi Huasheng Aluminum Company Limited
Shanxi Huatai Coal., Ltd.
Shanxi-Huaze Aluminum & Power Co., Limited
Chalco Zunyi Alumina Co., Ltd.
Chalco South Sea Allov Co., Ltd.
Chalco Bauxie Co., Ltd.
Others
Qingdao branch
Chongqing branch
Zhengzhou Research Institute
Qinghai branch
Zhongzhou branch
Guangxi branch
Shanxi branch
Guizhou branch
Henan branch
Shandong branch
Lanzhou branch
Northwest Aluminum Fabrication Branch Company

Note:

Shandong Aluminum and Lanzhou Aluminum have delisted and completed formalities of asset transfer and deregistration. All the assets and liabilities of Shandong Aluminum have been consolidated into Shandong branch; Relevant assets and liabilities of Northwest Aluminum Fabrication branch in Lanzhou Aluminum have been consolidated into Northwest Aluminum Fabrication branch and other assets and liabilities in Lanzhou Aluminum have been consolidated into Lanzhou branch.

4.	Basic Information on Controlling Shareholder of Chalco

Company name: Aluminum Corporation of China

Registered address: Northern area of 10/F,11/F and 19/F, No.62 North Xizhimen Street, Haidian District, Beijing

Registered capital: RMB15,432,000,000

Legal representative: Xiao Yaqing

Nature of enterprise: ownership by the whole people

Establishment time: 23 February, 2001

Operating scope: investment, operation and management of state-owned assets; exploration and development of aluminum and magnesium mineral resources ; production and sales of aluminum ore products, magnesium ore products, smelting products, fabricated products, carbon products and relevant non-ferrous metals products; survey and design, overall project and construction contracting, construction & installation, development and fabrication of mineral products; equipment manufacture, technology development and technology services; self-run and agent of commodities and import and export business; businesses of processing with imported material and "three processing industries and one compensation"; counter-trade and entrepot trade; project contracting for survey, consultancy, design and supervision of above overseas projects; export of equipment and materials required by above overseas projects; dispatching labor service for implementing above overseas projects.

Chinalco, the promoter and controlling shareholder of Chalco, is affiliated with the State-owned Assets Supervision and Administration Commission of the State Council and is a state-authorized investee, holding company and material state-owned backbone enterprise. Chinalco exercises the right as a contributor to relevant state-owned assets in wholly-owned subsidiaries, non wholly-owned subsidiaries and associates, and legally operates, manages and supervises state-owned assets by national investment in relevant enterprises as well as taking responsibility for value retaining and increment. It operates legally and autonomously under PRC's macroeconomic control, supervision and administration.

Current principle activities of Chinalco are operating all state-owned assets derived from national investment and state-owned equity interest, aluminum material fabrication, engineering design, construction, supervision and management services. As of December 31, 2006, total assets and net assets of Chinalco amounted to RMB152,399,260,000 and RMB81,635,830,000 respectively, with an asset liability ratio of 46.43%; in 2006, its principle activities accounted for RMB103,121,910,000, with a net profit of RMB7,643,340,000. (Audited by Zhonglei Certified Public Accountants)

5.	Information on Share Exchange Merger of Shandong Aluminum and Lanzhou Aluminum by Chalco

Chalco completed the merger of Shandong Aluminum and Lanzhou Aluminum by way of share exchange through issuing A shares to all shareholders of Shandong Aluminum and Lanzhou Aluminum (excluding Chalco) on April 24, 2007 according to the Agreement on the Share Exchange Merger entered into between Chalco, Shandong Aluminum and Lanzhou Aluminum on December 28, 2006 and approved by General Meeting and relevant shareholder's meetings convened by Shandong Aluminum and Lanzhou Aluminum on January 15, 2007 and Extraordinary General Meeting convened by Chalco on February 27, 2007 as well as approved by GUO ZI WEI GUO ZI CHAN QUAN [2007] No.17 WEN and ZHENG JIAN FA XING ZI [2007] No.97 issued by CSRC.

Currently, Shandong Aluminum and Lanzhou Aluminum have delisted and have completed formalities of asset transfer and industrial and commercial deregistration.

6.	Directors, Supervisors and Senior Management of Chalco

(1)	Basic information on existing directors, supervisors and senior management of Chalco

The Board of Chalco consists of 9 directors (Mr. Helmut Wieser resigned from the post of non-executive director of the Company on 17 September, 2007), of which 3 are independent directors. The term of director is three years, renewable upon re-election, but re-electing duration of an independent director shall not exceed six years. Directors and vice directors shall be elected and dismissed by a majority of all members of the Board. Basic information on directors is as follows:

								Other
						Concurrent	Number of	interest
						position in	shareholding	relationship
				Tenure		connected	of the	with the
Name	Position	Sex	Age	of office	Brief experience	party	Company	Company

Xiao Yaqing	Executive Director, Chairman and Chief Executive Officer	Male	48	From June 2007 to the end of 2009 AGM

Mr. Xiao has extensive experience in the fields of metallic materials and management. He formerly served as the engineer, department head, deputy chief engineer and chief engineer of Northeast Light Alloy Fabrication Plant. He had also served as General Manager of Northeast Light Alloy Corporation Limited, plant manager of Southwest Aluminum Fabrication Plant, Chairman and General Manager of Southwest Aluminum and Deputy General Manager of Chinalco.

						General Manager of Chinalco	None	None

Luo Jianchuan	Executive Director and Senior Vice President	Male	44	From June 2007 to the end of 2009 AGM

Mr. Luo has extensive professional experience in nonferrous metal trading and corporate management. He formerly served as assistant to General Manager of China Non-Ferrous Metals Industry Trading Group Corporation, Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, General Manager of Chalco Trading and General Manager of Chalco's Marketing Sales Division.

						Chairman of Chalco Trading and Chairman of Aluminum Corporation of China Hong Kong Ltd.	None	None

Chen Jihua	Executive Director, Vice President and Chief Financial Officer	Male	39	From June 2007 to the end of 2009 AGM

He formerly served as Executive Manager of the International Finance Department of China Chengxin Securities Appraisal Company Limited, Financial Controller of Red Bull Vitamin Beverages Company Limited and Regional (China) Financial Controller of Saudi Arabia ALJ (China) Limited. He also formerly served as Financial Controller with Jitong Network Communications Company Limited.

						None	None	None

Liu Xiangmin	Executive Director and Vice President	Male	45	From June 2007 to the end of 2009 AGM

Mr. Liu previously served as Deputy Head and then Head of the Alumina branch of Zhongzhou Aluminum Plant, Deputy Head of Zhongzhou Aluminum Plant, and General Manager of the Zhongzhou Branch of the Company. Mr. Liu currently is vice president of Chalco as well as manager in charge of new technology of Chalco.

						None	None	None

Shi Chungui	Non-executive Director	Male	67	From June 2007 to the end of 2009 AGM

Mr. Shi was previously Head of the Commerce Bureau of Qinhuangdao City, Hebei Province, Standing Deputy Mayor of Qinhuangdao City, Hebei Province, President of Hebei Branch of China Construction Bank, President of Beijing Branch of China Construction Bank, Deputy President of the Head Office of China Construction Bank and Deputy President of China Cinda Asset Management Corporation.

						Member of the Expert Advisory Committee of China Cinda	None	None

Helmut Wieser	Non-executive Director	Male	53	From June 2007 to the end of 2009 AGM

Mr. Wieser is an Executive Vice President of Alcoa Inc. and Group President responsible for Alcoa's global mill products, rigid packaging and hard alloy extrusion businesses. He also oversees Alcoa's businesses in the Asia Pacific region. In addition, Mr. Wieser is a member of the Alcoa Executive Council.

						Executive Vice President of Alcoa Inc.	None	None

Poon Yiu Kin, Samuel	Independent Director	Male	48	From June 2007 to the end of 2009 AGM

Mr. Poon is an adjunct Professor at Beijing University, National Chengchi University of Taiwan and The Chinese University of Hong Kong. He is also a member of the Executive Committee and Honorary Treasury of English Schools Foundation, a member of the Advisory Committee of the Hong Kong Securities and Futures Commission and Joint Committee on Student Finance of Education and Manpower Bureau and an Independent Non-Executive Director of Yue Yuen Industrial (Holdings) Limited and a member of the Audit Committee. Mr. Poon formerly held various positions in Merrill Lynch.

						None	None	None

Zhang Zuoyuan	Independent Director	Male	73	From June 2007 to the end of 2009 AGM

Mr. Zhang was previously a director and researcher at the Institute of Finance, Trade and Economics in the Chinese Academy of Sciences, chief editor of Finance & Trade Economics; director, researcher and a tutor of doctorate students at the Institute of Industrial Economics in the Chinese Academy of Sciences, and a director, researcher and a tutor of doctorate students at the Institute of Economics in the Chinese Academy of Sciences, and chief editor of Economics Research Journal. Currently, Mr. Zhang is a member of the Chinese Academy of Social Sciences and a researcher at the Institute of Economics.

						None	None	None

Kang Yi	Independent Director	Male	67	From June 2007 to the end of 2009 AGM

Mr. Kang once served as factory manager of Qingtongxia Aluminum Plant, Head of the Economic Committee of Ningxia Hui Autonomous Region, Deputy General Manager of China Non-ferrous Metals Industry Corporation, and Deputy Head of the State Non-ferrous Metals Industry Bureau. Mr. Kang is the Chairman of the China Non-ferrous Metals Industry Association, a member of the China Association for Science and Technology, Chairman of the Non-ferrous Metals Society of China and an Independent Director of Jiangxi Copper Company Limited

							None	None

Ao Hong	Chairman of the Supervisory Committee	Male	46	From June 2007 to the end of 2009 AGM

Mr. Ao formerly served as an engineer, senior engineer, Head of General Office and Vice Chairman of the Beijing General Research Institute for Non-ferrous Metals, and Chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong.

						Vice President of Chinalco	None	None

Zhang Zhankui	Supervisor	Male	49	From June 2007 to the end of 2009 AGM

Mr. Zhang formerly served as Head of the Finance Division and then Head of the Audit Division of the China General Design Institute for Non-ferrous Metals, Deputy General Manager of Beijing Enfei Tech-industry Group, Head of the Accounting Division of the Finance Department and Deputy Head of the Finance Department of China Copper Lead & Zinc Group Corporation, manager of Assets and Finance of the Listing Office of Chinalco, Head of the Fund Division of the Finance Department of Chinalco and manager of the Comprehensive Division of the Finance Department of Chalco.

						Deputy Head of the Finance Department of Chinalco, Chairman of the Supervisory Committee of Chinalco Shanghai Copper Products Co., Ltd	None	None

Yuan Li	Supervisor (employee representative), Deputy General Manager of Corporate Culture Department	Male	49	From May 2007 to the end of 2009 AGM

Mr. Yuan formerly served as Deputy Head of the General Management Office of the General Office of China Non-ferrous Metals Industry Corporation, Head of the Department of Research and Investigation, Chief of the Secretariat of the State Bureau of Non-ferrous Metals Industry, Deputy Head of the Department of Political Affairs and Deputy General Manager of the Corporate Culture Department of Chalco. He previously performed functions as a Secretary, in Administration, in Party Affairs and in Discipline Inspection and Supervision and has extensive experience in management.

						None	None	None

Ding Haiyan	Vice President	Male	49	Began from 23 August, 2006	Mr. Ding once served as a Director of the Labor Wage Division and Deputy Director of the Bureau of Labor and Insurance of China Nonferrous Metals Industry Corporation, Deputy Director-General of the Enterprise Reform Department of the State Bureau of Non-ferrous Metals Industry as well as a Manager of the Department of Asset Management, Deputy Director of the Listing Office of Chinalco, and Director and Secretary of the Board of Chalco.	The Chairman of Southwest Aluminum (Group) Co., Ltd. and Chinalco Ruimin Co., Ltd	3,600	None

Jiang Yinggang	Vice President	Male	44	Began from 18 May, 2007

Mr. Jiang has served as Deputy Head and Head of the Corporate Management Department of Qinghai Aluminum Plant, Head of Qinghai Aluminum Smelter, Deputy General Manager and General Manager of Qinghai Aluminum Company Limited, and General Manager of the Qinghai Branch of the Company. He is a Vice President of the Company and the General Manager of the Qinghai Branch of the Company.

						None	None	None

Liu Qiang	Secretary to the Board	Female	43	Began from 4 November, 2003

Ms. Liu formerly served as a senior analyst for the Aluminum Industry and Market in the Information Division of China National Non-Ferrous Metals Trading Group; a senior analyst for the Aluminum Industry and Market in the Information Division of China National Metals and Minerals Import and Export Corporation; and a Deputy Manager of the Import and Export Division of Chalco Trading.

						None	None	None

7.	Information on Principle Activities of Chalco

Chalco is mainly engaged in bauxite mining, production and sales of alumina and primary aluminum.

Chalco's business operations includes the alumina segment and primary aluminum segment. The alumina segment of Chalco includes production and sales of alumina-related products (including metallurgical-grade alumina, chemical alumina and gallium); the primary aluminum segment of Chalco includes production and sales of primary aluminum-related products (including aluminum ingots and other primary aluminum products) and carbon products.

The main product of the alumina segment of Chalco is alumina, the major raw material for production of primary aluminum. Other products of the alumina segment include chemical alumina and gallium. Chemical alumina is mainly used in chemical engineering, drug-making, pottery and the construction material industry. Gallium, a by-product produced during the course of production of alumina from bauxite, is a kind of rare metal of high value with a special use in the electronic and telecom industries.

The main product of primary the aluminum segment of Chalco is aluminum ingot of 20kg per block, usually used in ordinary aluminum product fabrication. In addition, Chalco produces a small amount of special primary aluminum products including primary aluminum for special industrial use and aluminum alloy, and carbon products (primarily carbon anode and carbon cathode) which mainly are supplied to Chalco's primary aluminum plant for primary aluminum production while the remaining are sold to other primary aluminum plants other than Chalco.

In 2006, sales income of the alumina segment of Chalco amounted to RMB37,612,060,000, of which external sales income contributed RMB27,008,670,000, representing 44.27% of total sales volume of Chalco; sales income of primary aluminum segment amounted to RMB33,256,790,000, representing 54.51% of total sales volume of Chalco. In the six months ended June, 2007, sales income of the alumina segment of Chalco amounted to RMB17,867,467,000, of which external sales income contributed RMB11,773,893,000, representing 32.67% of total sales volume of Chalco; sales income of primary aluminum segment amounted to RMB23,681,759,000, representing 65.70% of total sales volume of Chalco.

8.	Financial and accounting information

(1)	Audited financial statements of Chalco

Chalco's financial statements under old accounting principle for the years 2004, 2005 and 2006 have been audited by PricewaterhouseCoopers, who has presented a standard auditing report (PricewaterhouseCoopers Shen Zi [2007] No. 11004) with unqualified opinions. Chalco's financial statements under new accounting principle for 6 months ended June 30, 2007 have been audited by PricewaterhouseCoopers, who has presented a standard audit report (PricewaterhouseCoopers Shen Zi [2007] No. 10055) with unqualified opinions. Unless explained otherwise, only summaries of audited financial statements will be set out in this section.

I.	Condensed consolidated balance sheets for the last 3 years and the last reporting period

i.	Condensed consolidated balance sheet for the last 3 years.

			Unit: RMB'000

Items	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004

Total current assets	25,199,353	16,694,554	14,162,042
Total long-term investment	1,877,036	1,084,124	128,889
Total fixed assets	47,993,237	39,279,232	33,560,967
Total intangible assets and other assets	1,125,032	441,521	378,484
Total assets	76,194,658	57,499,431	48,230,382
Total current liabilities	21,525,248	14,924,011	13,180,019
Total long-term liabilities	8,649,231	9,836,153	7,537,067
Total liabilities	30,174,479	24,760,164	20,717,086
Minority interests	3,475,042	1,560,455	1,239,083
Total shareholders' equity	42,545,137	31,178,812	26,274,213
Total liabilities and shareholders' equity	76,194,658	57,499,431	48,230,382

ii.	Condensed consolidated balance sheet for the last reporting period

		Unit: RMB'000

Items	June 30, 2007	January 1, 2007

Current assets:
Bank balance and cash	16,396,998	12,802,775
Trading financial assets	61,345	-
Notes receivable	2,129,496	1,569,730
Accounts receivable	611,534	456,432
Prepayments	1,088,182	1,072,103
Dividend receivable	51,523	23,673
Other receivables	384,319	468,535
Inventory	10,665,992	9,036,382
Non-current assets due within one year	18,000	-
Other current assets	185,996	110,944
Total current assets	31,593,385	25,540,574

Items

Non-current assets:	25,626	18,182
Financial assets available for sale	1,037,115	1,849,020
Long-term equity investment	45,634,667	44,127,377
Fixed assets	9,408,356	4,162,983
Construction-in-progress	260,848	249,063
Construction materials	1,122,928	1,056,180
Intangible assets	4,897,092	406,686
Goodwill	169,074	187,336
Long-term deferred expenses	740,965	406,915
Deferred income tax assets	232,000	-
Other non-current assets	63,528,671	52,463,742
Total non-current assets	95,122,056	78,004,316

Items	June 30, 2007	January 1, 2007

Current liabilities:
Short-term borrowings	2,834,706	2,762,040
Trading of financial liabilities	-	5,703
Notes payable	10	48,010
Account payables	4,355,184	4,947,838
Payments received in advance	1,321,647	1,207,445
Staff remuneration payables	287,332	1,220,817
Taxes payable	1,526,697	2,178,034
Dividend payable	2,315	40,808
Other payables	1,731,040	1,620,159
Non-current liabilities due within one year	2,074,329	2,350,818
Other current liabilities	5,405,410	5,149,277
Total current liabilities	19,538,670	21,530,949

Non-current liabilities:
Long-term borrowing	11,305,892	8,480,736
Bonds payable	1,983,108	-
Special payables	88,000	-
Deferred income tax liabilities	188,548	197,070
Deferred income	31,905	29,635
Total non-current liabilities	13,597,453	8,707,441
Total liabilities	33,136,123	30,238,390

Shareholders' equity:
Share capital	12,886,608	11,649,876
Capital reserve	16,743,333	10,009,225
Surplus reserve	4,635,696	4,635,696
Undistributed profit	24,326,578	17,929,937
Total equity attributable to the equity holders of the Company	58,592,215	44,224,734
Minority interests	3,393,718	3,541,192
Total owner's equity	61,985,933	47,765,926
Total liabilities and shareholders' equity	95,122,056	78,004,316

II.	Condensed consolidated income statements for the last 3 years and the last reporting period

i.	Condensed consolidated income statement for the last 3 years

Unit: RMB'000

Items	2006	2005	2004

1.	Revenue from principal operations	61,015,134	37,110,319	32,313,076
2.	Profit from principal operations	21,462,632	13,519,704	12,105,861
3.	Operating profit	16,431,341	9,704,406	8,671,640
4.	Total profit	16,312,016	9,593,580	8,546,048
5.	Net profit	11,328,956	6,782,789	6,052,722

ii.	Condensed consolidated income statement for the last reporting period

		Unit: RMB'000

	2007	2006
Items	January-June	January-June

1.	Revenue from operations	36,613,848	27,822,349
	including: revenue from principal operations	36,043,996	27,400,625
3.	Operating profit	8,865,846	9,620,774
4.	Total profit	8,851,509	9,565,237
5.	Net profit	7,156,718	7,001,767
6.	Earnings per share (on the basis of consolidated net profit attributable to ordinary shareholders of Parent Company)
(1)	Basic earnings per share	0.53	0.6
(2)	Diluted earnings per share	0.53	0.6

III.	Consolidated cash flow Statements for the last 3 years and the last reporting period

i.	Consolidated cash flow statement for the last 3 years

Unit: RMB'000

Items	2006	2005	2004

1.	Cash flow from operating activities
	Sub-total of cash inflow	76,038,432	47,511,386	39,320,073
	Sub-total of Cash outflow	(61,333,097)	(38,115,598)	(30,449,563)
	Net cash flow from operating activities	14,705,335	9,395,788	8,870,510
2.	Cash flow from investment activities
	Sub-total of cash inflow	266,432	164,763	127,611
	Sub-total of Cash outflow	(10,777,989)	(9,112,949)	(9,270,799)
	Net cash flow from investment activities	(10,511,557)	(8,948,186)	(9,143,188)
3.	Cash flow from financing activities:
	Sub-total of cash inflow	12,366,735	9,137,728	10,928,080
	Sub-total of Cash outflow	(14,355,465)	(8,211,366)	(7,028,079)
	Net cash flow from financing activities	(1,988,730)	926,362	3,900,001
4.	Impact of fluctuations in exchange rates on cash	-	-	-
5.	Net increase in cash	2,205,048	1,373,964	3,627,323

ii.	Consolidated cash flow statement for the last reporting period

		Unit: RMB'000

	2007	2006
Items	January-June	January-June

1.	Cash flow from operating activities
	Sub-total of cash inflow	45,383,234	34,148,968
	Sub-total of Cash outflow	(38,782,411)	(27,462,957)
	Net cash flow from operating activities	6,600,823	6,686,011
2.	Cash flow from investment activities
	Sub-total of cash inflow	1,751,884	82,608
	Sub-total of Cash outflow	(4,139,320)	(2,212,959)
	Net cash flow from investment activities	(2,387,436)	(2,130,351)
3.	Cash flow from financing activities:
	Sub-total of cash inflow	7,489,335	8,573,993
	Sub-total of Cash outflow	(6,759,085)	(8,595,157)
	Net cash flow from financing activities	730,250	(21,164)
4.	Impact of fluctuations in exchange rates on cash and cash equivalents	-	-
5.	Net increase in cash and cash equivalents	4,943,637	4,534,496
	Add: Balance of cash and cash equivalents at the beginning of the period	9,802,775	7,597,727
6.	Balance of cash and cash equivalents at the end of the period	14,746,412	12,132,223

(2)	Major financial indicators

I.	Major financial indicators

i.	Earning ratio of net assets and earnings per share for the last 3 years

						Net profit
						after
			Revenue from			deducting
			principal	Operating		extraordinary
			operations	profit	Net profit	items

Earning ratio of net assets (%)	2006	Fully diluted	50.45	38.62	26.63	26.93
		Weighted average	56.91	43.57	30.04	30.38
	2005	Fully diluted	43.36	31.13	21.75	22.00
		Weighted average	48.76	35.00	24.46	24.74
	2004	Fully diluted	46.08	33.00	23.04	23.28
		Weighted average	51.52	36.90	25.76	26.04

Earnings per share (RMB/Share)	2006	Fully diluted	1.84	1.41	0.97	0.98
		Weighted average	1.88	1.44	0.99	1.01
	2005	Fully diluted	1.22	0.88	0.61	0.62
		Weighted average	1.22	0.88	0.61	0.62
	2004	Fully diluted	1.10	0.78	0.55	0.55
		Weighted average	1.10	0.79	0.55	0.56

ii.	Earning ratio of net assets and earnings per share for the last reporting period

					Net profit
					after
					deducting
					extraordinary
				Net profit	Items
				attributable	attributable
		Revenue from		to ordinary	to ordinary
		principal	Operating	Shareholders of	Shareholders of
2007 January-June		operations	profit	the Company	the Company

Earning ratio of net assets (%)	Fully diluted	17.99	15.13	10.92	11.94
	Weighted average	21.05	17.70	12.77	12.79
Earnings per share (RMB/Share)	Basic earnings per share	0.87	0.73	0.53	0.53
	Diluted earnings per share	0.87	0.73	0.53	0.53

II.	Other financial indicators

	AS AT	AS AT	AS AT	AS AT
	JUNE 30,	DECEMBER 31,	DECEMBER 31,	DECEMBER 31,
MAJOR FINANCIAL INDICATORS	2007	2006	2005	2004

Liquidity ratio	1.62	1.17	1.12	1.07
Quick ratio	1.07	0.77	0.65	0.69
Percentage of intangible assets
(except land use rights and mining rights) against net assets(%)	0.03	0.07	0.07	0.09
Assets-liability ratio(%) (Parent Company criteria)	25.49	30.73	36.68	38.12
Net assets per share (RMB)	4.81	3.65	2.82	2.38

	2007 January-June	2006	2005	2004

Turnover rate of account receivables	15.12	41.85	27.19	24.99
Turnover rate of inventory	2.59	4.98	3.86	4.43
EBITDA(RMB'000)	11,270,283	20,566,334	12,589,135	11,232,016
Interest cover ratio	19.15	19.54	14.13	16.82
Cash flow from operating activities Per share (RMB)	0.51	1.26	0.85	0.80
Net cash flow per share (RMB)	0.38	0.19	0.12	0.33

Section 2 Basic Information of Baotou Aluminum as the Merged Party

I.	Basic information of Baotou Aluminum

Company name:

Name in English: BAOTOU ALUMINUM CO., LTD.

Legal representative: Lu Lin

First record date: June 28, 2001

Registered capital: RMB431,000,000

Place of listing: Shanghai Stock Exchange of the PRC (600472)

Registered address: Maoqilai, Donghe District, Baotou, Inner Mongolia Autonomous Region

Place of business: Maoqilai, Donghe District, Baotou, Inner Mongolia Autonomous Region

Postal Code: 014046

Tel: (86 472) 693 5506 / 693 5665

Fax: (86 472) 693 5667

E-mail: ZQB@BaoTou-al.com

II.	Share Capital structure of Baotou Aluminum

Baotou Aluminum was established as a joint stock limited company by way of promotion by Baotou Group as the main promoter with six other promoters including Inner Mongolia Power (group) Co., Ltd., as approved in the Reply on the Establishment of Baotou Aluminum Co., Ltd. Converted from Baotou Aluminum (Group) Co., Ltd. (NZHGP ZI [2001]36). The registered capital is RMB291 million.

As certified by the Document, CSRC ZHJFH ZI [2005]10, Baotou Aluminum issued 14 million RMB denominated ordinary shares at the price of RMB3.50 per share. As approved by the Notice of RMB Denominated Ordinary Shares Listing of Baotou Aluminum Co., Ltd. (Doc. SHZHSH ZI [2005]27), the publicly issued 11.2 million public shares of Baotou Aluminum were listed on the Shanghai Stock Exchange on May 9, 2005.

The share capital structure of Baotou Aluminum as of June 30, 2007 was as follows:

		Shareholding
Class of shares	No. of shares	percentage

Shares subject to trading moratorium	215,759,321	50.06%
Including: state-owned legal person shares	215,759,321	50.06%
Circulating shares not subject to trading moratorium	215,240,679	49.94%
Including: RMB denominated ordinary shares (A shares)	215,240,679	49.94%
Total	431,000,000	100.00%

Based on the data of shareholders provided by China Securities Registration and Clearing Corporation Limited, Shanghai Branch, the particular of top ten shareholders of Baotou Aluminum and their shareholdings are as follows:

				Shares subject
			Total	to trading
		Shareholding	held shares	moratorium
No.	Name of shareholder	percentage	(shares)	(shares)

1	Baotou Aluminum (Group) Co., Ltd.	55.06%	237,309,321	215,759,300
2	Inner Mongolia Power (group) Co., Ltd.	0.77%	3,340,194	0
3	Shanghai Pudong Development Bank-GF Small Shape Investment Fund	0.69%	2,970,500	0
4	Guiyang Aluminum and Magnesium Research and Design Institute	0.65%	2,783,495	0
5	Zheng Lei	0.51%	2,184,157	0
6	Ling Yanhong	0.36%	1,561,054	0
7	Qian Yunjia	0.33%	1,412,162	0
8	Beijing Light Industry Supply & Sales Co., Ltd.	0.32%	1,380,097	0
9	Gao Yurong	0.29%	1,268,400	0
10	Huang Congwen	0.24%	1,025,320	0

III.	Principal business of Baotou Aluminum

Baotou Aluminum is principally engaged in the production of aluminum, aluminum alloys and aluminum fabrication products, carbon products, and mechanical and electrical hardware; the export of self-produced products and technology; the import of raw and auxiliary material, apparatus and instruments, mechanical equipment, spare parts and technology for its production; the processing with imported materials and processing and compensation trades (processing with materials or given samples, assembling supplied components); and the purchase of waste ferrous and non-ferrous metal. In 2006, the production capacity of aluminum line products amounted to 300,000 tonnes and the annual production capacity of carbon products amounted to 200,000 tonnes.

In 2006, the principal business and its structure were not materially changed. The annual income from the principal business amounted to RMB4,821,840,000 and profits and net profits from the principal business amounted to RMB860,050,000 and RMB403,070,000 respectively. The profitability of the principal business saw some growth on a year-on-year basis, primarily due to the sales increase of aluminum, aluminum alloys, the rising of aluminum ingot prices and the proportion increase of high value-added aluminum products.

In 2006, the production volume of Baotou Aluminum amounted to 262,800 tonnes, representing a year-on-year increase of 8.54%, of which, aluminum alloys amounted to 218,200 tonnes, accounting for 83.02% of aluminum lines and representing a year-on-year increase of 14.78%.The production volume of carbon products amounted to 143,600 tonnes, representing a year-on-year increase of 24.55%.

During the first half year of 2007, Baotou Aluminum was well operated with solid growth in production and sales volume. The principal business and its structure were not materially changed. On a year-on-year basis, the Company's operating results are satisfactory. The aluminum line products of Baotou Aluminum amounted to 156,300 tonnes, representing a year-on-year increase of 34,700 tonnes or 28.54%, of which, aluminum alloys amounted to 120,000 tonnes, accounting for 76.82% of aluminum lines. Principal operating revenue amounted to RMB2,924,710,000, representing a year-on-year increase of 24.90%; total profits amounted to RMB472,290,000, representing a year-on-year increase of 134.36%; net profits (subject to the parent company) amounted to RMB401,150,000, representing a year-on-year increase of 117.10%.

Baotou Aluminum's principal business for the first six months of 2007 by business and product segments are as follows:

Unit: RMB

			Increase/	Increase/
			decrease of	decrease of
			operating	gross profit
			revenue on	ratio on
		Gross	Year-on-year	Year-on-Year
	Operating	profit ratio	basis	basis
Types of industry or products	revenue	(%)	(%)	(%)

Type of industry
Aluminum smelting	2,910,482,317.63	24.46	27.31	Increase 6.12%
Carbon product	6,338,374.66	-23.61	-36.11	Decrease 36.29%
Others	7,893,288.29	-19	-82.68	Decrease 15.07%
Including: Connected Transactions	889,148,205.16	22.79	707.21	Increase 2.41%
Total	2,924,713,980.58	24.24	24.9	Increase 6.41%

Type of product
Aluminum	682,321,043.95	22.95	89.31	Increase 12.27%
Aluminum alloys	1,706,921,641.62	23.83	10.07	Increase 2.67%
Big flat ingot	132,290,024.19	21.77	30.7	Decrease 1.42%
Other alloys	388,949,607.87	30.83	42.1	Increase 20.18%

IV.	Financial position of Baotou Aluminum

The financial statements for the years from 2004 to 2006 and for the first six months of 2007 have been audited by Zhonglei Certified Public Accountants Company Limited. Zhonglei CPA submitted an auditor's report and expressed its standard and unqualified opinion. The data in the section is primarily abstracted from the audited financial statements, of which, the financial statement for the first six months of 2007 was made according to enterprise accounting standards issued by the Executive Financial Department on February 15, 2006 and implemented as of January 1, 2007, and other particular accounting standards and related supplementary provisions.

(I)	Key data of the consolidated balance sheet for recent three years and the latest period

1.	Key data of the consolidated balance sheet for recent three years

Unit: RMB

Items	December 31, 2006	December 31, 2005	December 31, 2004

Total assets	4,106,499,807.51	3,697,987,975.80	3,152,436,752.89
Total liabilities	2,418,235,095.02	2,353,305,940.52	2,355,756,375.17
Minority Interest	902,802.23	1,634,604.32	1,745,434.48
Total owners' equity	1,687,361,910.26	1,343,047,430.96	794,934,943.24

2.	Key data of the consolidated balance sheet for the latest period

Unit: RMB

Items	June 30, 2007	January 1, 2007

Total assets	4,116,262,918.10	4,121,155,264.92
Total liabilities	2,035,020,622.41	2,440,884,103.02
Minority Interest	525,018.09	902,802.23
Total owners' equity	2,081,242,295.69	1,680,271,161.90

(II)	Key data of the consolidated income statement for recent three years and for the latest period

1.	Key data of the consolidated income statement for recent three years

Unit: RMB

Items	2006	2005	2004

Principal operating revenue	4,821,835,385.36	3,696,601,669.77	3,529,003,250.46
Profit from principal operation	860,047,878.64	451,676,861.83	342,112,487.55
Operating profit	448,646,900.09	153,283,375.12	101,096,122.97
Total profit	454,461,472.29	150,717,726.22	100,866,771.97
Net profit	403,068,973.50	132,141,598.37	89,581,356.66

2.	Key data of the consolidated income statement for the latest period

Unit: RMB

Items	Jan-Jun 2007	Jan-Jun 2006

Principal operating revenue	2,924,713,980.58	2,341,609,236.08
Operating profit	477,780,410.17	193,984,921.86
Total profit	472,288,765.87	201,523,853.43
Net profit	401,173,237.38	184,724,129.98

(III)	Key data of the consolidated income statement for recent three years and for the latest period

1.	Key data of the consolidated cash flow statement for recent three years

Unit: RMB

Items	2006	2005	2004

Net cash flow from operating activities	283,481,266.62	241,006,835.32	148,256,881.50
Net cash flow from investing activities	-201,176,307.31	-530,364,525.50	-271,781,687.73
Net cash flow from financing activities	-119,399,013.84	132,607,553.21	109,006,173.98
Net increase in cash and cash equivalents	-37,094,054.53	-156,750,136.97	-14,517,808.66

2.	Key data of the consolidated cash flow statement for the latest period

Unit: RMB

Items	Jan-Jun 2007	Jan-Jun 2006

Net cash flow from operating activities	499,242,775.99	231,009,643.56
Net cash flow from investing activities	-66,564,316.69	-97,856,198.53
Net cash flow from financing activities	-452,511,420.03	42,350,712.50
Net increase in cash and cash equivalents	-19,832,960.73	175,504,157.53

(IV)	Key financial indices for recent three years and for the latest period

1.	Key financial indices for recent three years

	2006	2005	2004

Earnings per share (dilutive) (Yuan)	0.9352	0.3066	0.3078
Earnings per share (weighted) (Yuan)	0.9352	0.3438	0.3078
Net asset per share (Yuan)	3.92	3.12	2.73
Operating cash flow per share (Yuan)	0.66	0.56	0.51
Return on net assets (dilutive)	23.89%	9.84%	11.27%
Return on net assets (weighted)	26.60%	12.7%	11.60%
Assets to liability ratio	58.89%	63.64%	74.73%
Sales gross profit margin (%)	18.31%	12.60%	9.97%

2.	Key financial indices for the latest period

Jan-Jun 2007

Earnings per share (dilutive) (Yuan)	0.9307
Earnings per share (weighted) (Yuan)	0.9307
Net asset per share (Yuan)	4.83
Operating cash flow per share (Yuan)	1.15
Return on net assets (dilutive)	19.28%
Return on net assets (weighted)	21.34%
Assets to liability ratio	49.45%
Sales gross profit margin (%)	24.24%

Section 3 Overview of the Merger Proposal

I.	Merger Proposal

(I)	Way of Share Exchange Merger

It is proposed by Chalco to merge Baotou Aluminum by share exchange through its new A shares, under which Chalco will be the subsisting company upon completion of the Merger, all assets, liabilities and equity interests of Baotou Aluminum will be consolidated into Chalco, and the corporate capacity of Baotou Aluminum will be cancelled. Upon completion of the share exchange, the new A shares of Chalco will be listed on the Shanghai Stock Exchange.

The cash alternative for the Share Exchange Merger will be provided by a third party to the shareholders of Baotou Aluminum. The shareholders of Baotou Aluminum may declare to exercise the cash alternative for the whole or part of the shares in Baotou Aluminum held by them at the price of RMB21.67 per share, which will be transferred to the third party for cash consideration. Thereafter, such shares held by the third party, together with the shares in Baotou Aluminum held by the shareholders who did not declare or partly declared to exercise the cash alternative will be exchanged to the new A shares in Chalco at the share exchange ratio of 1:1.48.

(II)	Merger Proposal

1.	Target Participants

The target participants in the Share Exchange Merger are all shareholders of Baotou Aluminum whose names appear on the member of register on the record date for implementation of the share exchange. In the case that cash alternative is exercised by shareholders of Baotou Aluminum, the target participants also include the third party which acquires the shares in Baotou Aluminum for cash consideration from shareholders of Baotou Aluminum.

2.	Share Exchange Price and Share Exchange Ratio

The share exchange prices for Chalco and Baotou Aluminum are RMB20.49 and RMB21.67 per share respectively. A premium of 40% is offered as a risk compensation to the shareholders of Baotou Aluminum participating in the share exchange. The share exchange ratio for the Share Exchange Merger is 1:1.48, namely, each share in Baotou Aluminum held by the shareholders of Baotou Aluminum participating in the share exchange and the third party cash alternative provider is entitled to exchange 1 share in Baotou Aluminum for 1.48 A shares in Chalco.

The share exchange ratio is calculated based on the following formula:

Share Exchange Price for Baotou Aluminum + Share Exchange Price for Baotou Aluminum x 40%
Share Exchange Ratio =
Share Exchange Price for Chalco

3.	Base Number of Shares under the Share Exchange

A total of 431,000,000 shares held by all shareholders of Baotou Aluminum whose name appear on the member of register on the record date for implementation of the share exchange, which will be exchanged for 637,880,000 new A shares in Chalco at the share exchange ratio of 1:1.48.

4.	Record Date for Declaration of Cash Alternative and Record Date for Implementation of Share Exchange

The boards of directors of the parties to the Merger will publish separate announcements for the record date for declaration of cash alternative and the record date for implementation of share exchange following the approval on the Merger Proposal granted by CSRC.

5.	Implementation Method for Cash Alternative

The cash alternative under the Share Exchange Merger is provided to fully protect the interests of the shareholders of Baotou Aluminum.

(1)	Subject Entitled to Cash Alternative

The shareholders of Baotou Aluminum whose names appear on the member of register on the record date for declaration of cash alternative are entitled to declare to exercise the cash alternative in whole or part at the price of RMB21.67 per share, excluding such holders of shares in Baotou Aluminum including: 1) the shareholders whose shares have been pledged or are subject to other third party rights or judicially frozen; 2) the shareholders of Baotou Aluminum who have undertaken to Chalco and Baotou Aluminum to opt for share exchange and give up the cash alternative; 3) other shareholders of Baotou Aluminum who are prohibited from exercising the cash alternative under relevant laws.

(2)	Implementation Method

Subject to the approval of the Merger Proposal at the extraordinary general meetings of both parties and the class meeting of Chalco and the authorization of CSRC and other relevant governmental authorities, the shareholders of Baotou Aluminum whose names appear on the member of register on the record date for declaration of cash alternative are entitled to declare to exercise the cash alternative for the whole or part of the shares in Baotou Aluminum held by them at the price of RMB21.67 per share. On the Implementation Date for exercise of the cash alternative, a third party will take over the shares representing the exercisable cash alternative of the shareholders of Baotou Aluminum, and will pay to them the cash consideration. Such shares acquired by the third party will be exchanged for shares in Chalco at the fixed share exchange ratio on the Share Exchange Date.

6.	Share Exchange Method

The shares held by the third party and all other shareholders of Baotou Aluminum whose names appear on the member of register on the record date for implementation of the share exchange will be enforcedly exchanged to the new A shares in Chalco at the share exchange ratio.

7.	Rights of Dissenting Shares in Chalco

The holders of dissenting shares in Chalco are entitled to require Chalco and/or other shareholders who agree with the Merger to purchase their shares at fair price under the Articles of Association of Chalco. The holders of dissenting shares can put forward such claims in writing upon the approval of the merger agreement and the Merger thereunder at the extraordinary general meeting and class meeting of Chalco convened to vote for the Merger.

If any dissenting shareholders opt to require any assenting shareholders to purchase their shares at fair price, Chalco shall assume any reasonable obligation of assenting shareholders, at their request, to such dissenting shareholders, provided that (1) assenting shareholders shall submit to Chalco the claims in writing received by them for purchasing shares at fair price, request for withdrawal (if any) or other documents required to be submitted under the Company Law the Articles of Association of Chalco; (2) assenting shareholders shall furnish Chalco with the opportunity to lead all negotiations and procedures related to the determination of fair price under the Articles of Association of Chalco; and (3) unless with prior consent in writing of Chalco, such assenting shareholders who opt to request Chalco to assume the aforesaid obligations shall not on their own initiative determine any fair price or make any payment thereunder, and shall not solve or propose to solve any request to determine the fair price.

Chalco is entitled to appoint any third party to acquire the shares claimed by such dissenting shareholders to be sold, in which case the dissenting shareholders may not request Chalco or any assenting shareholders to cancel their claims.

A separate announcement will be published by Chalco to disclose the implementation rules on the claims of dissenting shares (including but not limited to the claim period, claim method, etc.)

8.	Number of New A Shares in Chalco for the Share Exchange Merger with Baotou Aluminum

All the new A shares in Chalco under the Merger will be used for the Share Exchange Merger with Baotou Aluminum. Based on the shares held by all shareholders of Baotou Aluminum and the share exchange ratio, the number of new a shares in Chalco for the Share Exchange Merger with Baotou Aluminum is 637,880,000.

The number of shares in Chalco available for exchanging from the shares in Baotou Aluminum held by a shareholder is rounded based on the number of shares in Baotou Aluminum multiplied by the share exchange ratio. The odd shares are sorted according to the value of fractions and will be distributed to one shareholder for one share (by computer balloting in case the number of equal fractions exceeds that of odd shares) until the actual share exchange number equals the total number of the new A shares of Chalco.

II.	Conditions Precedent of the Merger

Effectiveness of the Merger shall conditional upon the following events:

(1)	Approval of the Merger by the regulatory authorities of state-owned assets.

(2)	Grant of a waiver by CSRC and SFC of the obligations under the offer for shares in Chalco to Chinalco and the parties acting in concert with it.

(3)	Approval of the Merger at the special extraordinary meeting and shares class meeting of Chalco and the special extraordinary meeting of Baotou Aluminum Co., Ltd., respectively.

(4)	Approval by CSRC of the Merger, and approval for listing of new A shares of the Merger by Chalco.

(5)

Determination of the third party to cooperate in the merger, pay the cash alternative to the shareholders of Baotou Aluminum, and participate in the share exchange for becoming a shareholder of Chalco.

(6)	Both parties of the merger may agree to waive one or several of the aforesaid effective conditions in the event of no mandatory requirements by laws and regulations or regulatory departments.

Up to date, in the aforesaid conditions precedent, the completed events are as follows:

1.	The Merger Proposal was approved by SASAC on August 8, 2007;

2.

SFC approved the waiver to Chinalco and parties acting in concert with it from making a general offer on the premise of obtaining the approval from independent holders of H shares in Chalco on August 28 , 2007.

3.

The Merger was approved at the special extraordinary meeting and shares class meeting of Chalco and the special extraordinary meeting of Baotou Aluminum Co., Ltd. on October 12, 2007 and August 8, 2007, respectively.

4.

Galaxy Investment was determined as the third party of the Merger to pay cash consideration to the shareholders of Baotou Aluminum that exercise the cash alternative and to take part in the share exchange for becoming the shareholder of Chalco.

III.	Reasons for the Merger

(1)	Reasons for the Merger of Baotou Aluminum by Chalco

1.	Fulfilling the commitment of the listing of Chalco

The A shares of Chalco were listed on the Shanghai Stock Exchange on April 30, 2007. Chalco has been committed to choosing opportunities for consolidating primary aluminum business of Baotou Aluminum after the issue of A shares in accordance with the Supplementary Commitment Letter on Avoidance of Horizontal Competition provided April 18, 2007.

2.	Further perfecting the corporate industry chain

As at the end of 2006, Chalco is the largest producer of alumina in China and the second largest producer of alumina in the world, and is the largest producer of primary aluminum in China and the fourth largest producer of primary aluminum in the world. Despite the high percentage of the output of alumina and primary aluminum of Chalco in China, its industry chain is still less complete as compared with main international rivals including Alcoa and Alcan. The Merger of Baotou Aluminum is favorable for further perfecting the corporate industry chain and strengthening resistance against risks so as to lay a foundation for further growth.

3.	Achieving the strategic consolidation of the corporate integration

Subsequent to the Merger, Chalco will take over all the primary aluminum business of Baotou Aluminum and incorporate Baotou Aluminum into the consolidated management framework, which will contribute to the overall consolidation of the primary aluminum segment and may also solve problems relating to horizontal competition, connected transactions and financing restrictions, as well as contributing to improve Chalco's cohesiveness and core competitiveness.

(2)	Reasons for Baotou Aluminum's agreement to the Merger

1.	Solution to the problem of horizontal competition and contribution to corporate long-term growth

The problem of horizontal competition Baotou Aluminum faces will be solved upon the completion of the Merger of Baotou Aluminum by Chalco. Meanwhile, Chalco has the resource background and strengths necessary to assist Baotou Aluminum in achieving sustainable growth in the future. The full merger of Baotou Aluminum by Chalco will help in the timely and smooth completion of Baotou Aluminum's existing projects and future growth plan.

2.	Improvement of resistance against market risks

Upon completion of the Merger of Baotou Aluminum by Chalco, it will grow more rapidly by perfecting the industry chain as part of Chalco. The merger of Baotou Aluminum is favorable for improving the technical expertise of Baotou Aluminum, reducing production cost, forming a marketing synergy and strengthening resistance against market risks.

3.	Maximization of shareholders' value

The competitiveness and market influence of Chalco will be further strengthened upon the completion of the Merger of Baotou Aluminum by Chalco. The shareholders of Baotou Aluminum will become the shareholders of Chalco through the share exchange, which will contribute to the realization of long-term value.

Section 4 Analysis and Discussion of the Merger Prospect by the Management

I.	Consolidation of the Subsisting Company upon completion of the Merger

(1)	The consolidation plan of the subsisting company upon completion of the Merger

Upon completion of the Merger, Chalco will capitalize on the existing platform to exert the synergy of quality resources by taking alumina, primary aluminum and aluminum processing business as the core for consolidation; it will continue to accelerate the construction of the alumina project and the expansion of primary alumina at a low cost, strengthen the product mix, and research, plan and perfect the industry chain of alumina products in line with the corporate development strategy; it will strengthen its core competitiveness by choosing aluminum processing projects of high value and high return, strengthening domestic and international acquisition work and mine construction and improving the control and autonomy over resources. The specific consolidation measures are as follows:

1.

Upon completion of the Merger of Baotou Aluminum, Chalco will continue to strengthen the consolidation of production capacity of internal primary aluminum, strengthen the overall management, exert the synergy, reduce costs, and consolidate the primary aluminum business subordinate to Chinalco on the premise of conditions permitting for the improvement of the scale of primary aluminum and market competitiveness of Chalco.

2.

Chalco will implement the "leap-forward" growth of the aluminum processing business as occasion offers in accordance with its growth strategies. The aluminum processing business of Chinalco is mainly concentrated in Northwest Aluminum Processing Branch at present. As aluminum processing is the future growth direction of Chalco, it will consolidate the aluminum processing business of Chinalco when appropriate, and will simultaneously introduce advanced technology and produce high-end aluminum processing products through various methods including new construction and joint venture.

3.

Upon completion of the Merger, Chalco will assist Baotou Aluminum in technical renovation, further improvement of production technology indices and promotion of economic benefit and social benefit by strengthening optimization and consolidation of technical development, capitalizing on its technical research strengths and advanced management experience. Also, Chalco will share technological resources and R&D results within the Company, fully take advantage of all technological advantages and form a technological innovation system necessary for the growth of Chalco so as to enhance its core competitiveness.

4.

Chalco will strengthen the consolidation work of the sales network. With the strengthening of the merger of domestic primary aluminum enterprises, Chalco will further expand the market scope to take advantage of all of its strengths by emphasizing the optimization and consolidation of the new group members. Meanwhile, Chalco will arrange the marketing network of primary aluminum and aluminum processing as a whole to improve the market development capability and sales capability of the network.

(2)	Analysis of the synergy of the Merger

1.

Not only does Chalco remove the horizontal competition and connected transactions between itself and Baotou Aluminum but also it incorporates Baotou Aluminum into a uniform strategic planning and management system to boost the integrated strategic consolidation of Chalco through the Merger of Baotou Aluminum. The synergy of the merger will contribute to reduction of management and financing costs, and increase benefits to Baotou Aluminum, mainly in the following aspects:

1)

Financial and capital operations: Incorporation into a uniform management system within the overall budget of Chalco; effective reduction of operation costs; consolidation of financial arrangements, use of domestic capital to satisfy fund demand through more flexible financing methods so as to effectively reduce financing costs.

2)

Investment: Incorporation into the uniform investment management system of Chalco. Chalco will make the consolidated arrangements for project investment and planning for the future growth of Baotou Aluminum in light of its specific situations, which is favorable for efficient allocation of resources, avoidance of repeated investment and optimization of the industry chain.

3)

Purchase and sale: Baotou Aluminum will be included in the consolidated purchase and sales network of Chalco for the concentrated bulk purchase and sale of raw materials and energy. Not only will this contribute to the cost reduction of purchase and sale but also it may also reduce cyclical risks.

4)

Technical renovation: Chalco may assist Baotou Aluminum in technology renovation and optimization of indices including energy consumption and power consumption by capitalizing on its own advanced technology so as to reduce costs and improve production efficiency.

2.

Chalco will further expand its market share, perfect its industry chain, achieve structure adjustment, resource integration, allocation optimization and integration of upstream, midstream and downstream operations for improvement of corporate resistance to market risks. The integration is conducive to the high-level rapid growth of the aluminum processing of Chalco, formation of new economic growth drivers and maintenance of Chalco's long-term leading position in the domestic industry.

3.

The Merger militates in favor of the use of the platform for the A share capital market of Chalco, and thus, the capital operation space is expanded, which is in line with Chalco's long-term growth strategy of becoming an internationally leading enterprise.

To sum up, upon completion of the Merger, Chalco will reflect the synergy of "1+1>2", and reinforce its core competitiveness through internal consolidation. On the premise of keeping traditional strengths, it will bolster the growth of its alumina, primary aluminum and aluminum processing business to create higher value for the shareholders.

II.	Analysis of Business Prospects of the Subsisting Company upon Completion of the Merger

With a vital position in the national economy, the consumption of aluminum is second only to iron and steel. Of the existing 124 product departments in China, aluminum products are applicable to 113 departments. As a result, the consumption of aluminum is vitally relevant to China's GDP.

The aluminum industry in China is highly relevant to China's macroscopic economic growth. Though the future growth of China's economy tends to increase based on stability, the price fluctuation of aluminum products is a normal economic phenomenon due to the relation between supply and demand. Chalco has optimized its industry chain and strengthened its resistance against market risks through the merger.

(1)	Analysis of aluminum business prospects

In 2006, the high international alumina price fell, due to the rapid increase in China's output of alumina, increase of self-supply and gradual reduction of purchases on the international spot market by China. Between May 2006 and the end of November 2006, international alumina price fell from US$650/t to US$200/t, representing a decrease of 69%. As the sharp decrease in the international market price resulted in the continuous fall in the domestic price, the domestic spot price fell to around RMB2,300/t at the end of November 2006.

Some alumina producers suffered loss, restricted output and shut down due to the sharp decrease in the alumina price. Meanwhile, the increase in alumina consumption was due to the commencement of production and new primary aluminum capacity in addition to the periodical stock. It will change the relation between supply and demand of alumina and positively affect the alumina price within a certain period. In 2007, the selling price of spot alumina of Chalco increased twice from RMB2300/t at the beginning of the year, and is currently RMB3,900/tonne.

Upon the merger, Chalco will further expand its primary business whose percentage in the earning structure may increase and the relevancy between Chalco's results and alumina price will be impaired, but its relevancy with the primary aluminum price will be enhanced.

(2)	Analysis of primary aluminum business prospects

In general, domestic primary aluminum price is currently at a high level, primarily attributable to the steady growth of the domestic and international economy, especially China's economy in the growth period, and robust demand of industries including real estate, automobile, and power equipment. Meanwhile, the application of aluminum is higher than expected in industries including communications and power and electronics, and has even replaced certain application of copper due to its advantages in energy and cost saving. Growth in demand has driven the increase in aluminum price. On the other hand, the increase in the international market price has also stimulated the domestic market. In 2006, average prices of primary aluminum spots on SHFE and three-month futures were, respectively, RMB20,114 and RMB20,136, representing an increase of 20.1% and 19.5%, respectively as compared with 2005.

Between January 2007 and June 2007, the alumina price continued to fluctuate and; the three-month price of primary aluminum on SHFE maintained at a range of RMB19,020-20,740/t. Based on trends of aluminum prices, the relation between supply and demand of alumina appears to be at a balance.

The increase in global alumina supply mainly stemmed from China. China's output reached 3,832,000 tonnes from January 2007 to April 2007, completed production capacity is expected to reach 3,700,000 tonnes in 2007, and China's output is conservatively expected to exceed 12,500,000 tonnes, with global output expected to exceed 37,000,000 tonnes for 2007. As primary aluminum consumption is still brisk, the primary aluminum market is expected to be relatively balanced for a period in the future, the primary aluminum price may not fall significantly, and thus, the results and normal production of Chalco may not be impacted noticeably on this account.

Moreover, upon completion of the Merger, the primary business of Chalco will be further expanded, and structure of alumina and primary aluminum operations should be more reasonable. Chalco will adjust the product mix, and optimize the industry chain of aluminum products so as to further improve the resistance against risks of primary aluminum price fluctuation by capitalizing on the existing platform, and developing aluminum processing through methods including assets integration and joint venture.

Section 5 Impact of Merger on both Parties

1.	Pro forma share capital structure of the subsisting company after the Merger

Before Share Exchange Merger	After Share Exchange Merger

	Number of		Number of
Name of shareholder	shareholding	Percentage	shareholding	Percentage	Nature of shares

Aluminum Corporation of China	5,214,407,195	40.46%	5,214,407,195	38.56%	State-owned share
China Cinda Assets Management Corporation	900,559,074	6.99%	900,559,074	6.66%	State-owned share
China Construction Bank Corporation	709,773,136	5.51%	709,773,136	5.25%	State-owned share
China Development Bank	554,940,780	4.31%	554,940,780	4.10%	State-owned share
Guangxi Investment (Group) Co., Ltd.	196,800,000	1.53%	196,800,000	1.46%	State-owned share
Guizhou Provincial Materials Development and
Investment Corporation	129,430,000	1.00%	129,430,000	0.96%	State-owned share
Lanzhou Aluminum Factory	79,472,482	0.62%	79,472,482	0.59%	State-owned share
Lanzhou Economic Information
Consultation Co., Ltd.	9,181,900	0.07%	9,181,900	0.07%	State-owned share
Holders of H Shares	3,943,965,968	30.60%	3,943,965,968	29.16%	H share
Other holders of Chalco's A shares	1,148,077,357	8.91%	1,148,077,357	8.49%	Tradable A Share not subject to trading moratorium
Baotou Aluminum (Group) Company Limited.	-	-	351,217,795	2.60%	State-owned share
Guiyang Aluminum and Magnesium Research and
Design Institute	-	-	4,119,573	0.03%	Tradable A Share not subject to trading moratorium
Other holders of Baotou Aluminum's A shares	-	-	282,542,632	2.09%	Tradable A Share not subject to trading moratorium
Total	12,886,607,892	100.00%	13,524,487,892	100.00%

Note:	(1)	The above table was calculated according to the share capital structure of Chalco and Baotou Aluminum as at June 30, 2007.

	(2)

Calculation in the above table has not taken the cash alternative exercised of Baotou Aluminum (Group) Company Limited and Guiyang Aluminum and Magnesium Research and Design Institute into consideration.

	(3)	Numbers of shareholding calculated in the above table are rounded estimates, please refer to the registered data for the specific shareholding number.

Upon completion of the Merger, Chinalco and its parties acting in concert together hold 5,649,217,045 shares or 41.77% of Chalco's shares, meaning the increased shareholding percentage is over 2% within 12 months. However, Chinalco has applied to CSRC and SFC for waiver of its obligation of general offer to Chalco's shares.

2.	Pro forma financial statements of the subsisting company after the Merger

I.	Pro forma financial statements of Baotou Aluminum after the Share Exchange Merger

Pro forma financial statements of Baotou Aluminum after the Share Exchange Merger have been reviewed by PricewaterhouseCoopers, who has presented a review report (PricewaterhouseCoopers Yue Zi [2007] No. 107). PricewaterhouseCoopers believe that "According to our review, we notice there is not any discrepancy between the above Pro forma consolidated financial statements and the basic assumptions and preparation basis described in the Notes below.

i.	Major data of the balance sheet for 6 months ended June 30, 2007 of both parties of Merger and the pro forma subsisting company

Unit: RMB'000

	Aluminum		Aluminum
	Corporation of		Corporation of
	China Limited		China Limited
	before the Merger		After the Merger
Items	(pro forma)	Baotou Aluminum	(pro forma)
	(audited)	(audited)	(reviewed)

Current assets
Bank balance and cash	16,396,998	160,452	16,557,450
Trading financial assets	61,345	-	61,345
Notes receivable	2,129,496	234,908	2,364,404
Accounts receivable	611,534	152,187	754,539
Prepayments	1,088,182	170,097	1,131,491
Dividend receivable	51,523	-	51,523
Other receivables	384,319	3,309	387,628
Inventory	10,665,992	998,199	11,650,075
Non-current assets due within one year	18,000	-	18,000
Other current assets	185,996	-	185,996
Total current assets	31,593,385	1,719,152	33,162,451

Non-current assets:
Financial assets available for sale	25,626	-	25,626
Long-term equity investment	1,037,115	295	1,037,410
Fixed assets	45,634,667	2,343,670	47,978,337
Construction-in-progress	9,408,356	37,244	9,445,600
Construction materials	260,848	897	261,745
Intangible assets	1,122,928	-	1,122,928
Goodwill	4,897,092	-	4,897,092
Long-term deferred expenses	169,074	-	169,074
Deferred income tax assets	740,965	15,005	755,970
Other non-current assets	232,000	-	232,000
Total non-current assets	63,528,671	2,397,111	65,925,782
Total assets	95,122,056	4,116,263	99,088,233

Current liabilities:
Short-term borrowings	2,834,706	570,000	3,404,706
Trading of financial liabilities	-	-	-
Notes payable	10	160,000	160,010
Account payables	4,355,184	311,550	4,666,734
Payments received in advance	1,321,647	19,399	1,302,396
Staff remuneration payables	287,332	105,499	392,831
Taxes payable	1,526,697	58,787	1,585,484
Interest payable	-	3,062	3,062
Dividend payable	2,315	-	2,315
Other payables	1,731,040	48,236	1,779,276
Non-current liabilities due within one year	2,074,329	224,997	2,299,326
Other current liabilities	5,405,410	-	5,405,410
Total current liabilities	19,538,670	1,501,530	21,001,550
Non-current liabilities:
Long-term borrowing	11,305,892	533,141	11,839,033
Bonds payable	1,983,108	-	1,983,108
Special payables	88,000	-	88,000
Deferred income tax liabilities	188,548	350	188,898
Deferred income	31,905	-	31,905
Total non-current liabilities	13,597,453	533,491	14,130,944
Total liabilities	33,136,123	2,035,021	35,132,494
Shareholders' equity:
Share capital	12,886,608	431,000	13,524,488
Capital reserve	16,743,333	586,857	17,785,021
Less: Treasury stock	-	-	-
Surplus reserve	4,635,696	237,849	4,635,696
Undistributed profit	24,326,578	825,011	24,616,291
Difference from translation of foreign currency statement	-	-	-
Total equity attributable to the equity holders of the Company	58,592,215	2,080,717	60,561,496
Minority interests	3,393,718	525	3,394,243
Total shareholders' equity	61,985,933	2,081,242	63,955,739
Total liabilities and owner's equity	95,122,056	4,116,263	99,088,233

Note:	The financial information of Baotou Aluminum has been audited by Zhonglei Citified Public Accountants.

ii.	Major data of the income statements for 6 months ended June 30, 2007 of both parties of Merger and the pro forma subsisting company

Unit: RMB'000

			Aluminum
			Corporation of
	The Company		China Limited
	before the Merger		After the Merger
Items	(pro forma)	Baotou Aluminum	(pro forma)
	(audited)	(audited)	(reviewed)

1. Revenue from principal operations	36,613,848	2,924,714	38,559,414
2. Operating profit	8,865,846	477,781	9,232,191
3. Total profit	8,851,509	472,289	9,212,362
4. Net profit	7,156,718	401,173	7,446,455
Net profit attributable to the shareholders of Parent Company	6,396,641	401,149	6,686,354
Minority interests	760,077	24	760,101

Note:	The financial information of Baotou Aluminum has been audited by Zhonglei Citified Public Accountants.

iii.	Major data of the cash flow statements for 6 months ended June 30, 2007 of both parties of Merger and the pro forma subsisting company

Unit: RMB'000

	The Company		The Company
	before the Merger		After the Merger
Items	(pro forma)	Baotou Aluminum	(pro forma)
	(audited)	(audited)	(reviewed)

1.	Cash flow from operating activities
	Sub-total of cash inflow	45,383,234	2,966,362	47,340,980
	Sub-total of Cash outflow	(38,782,411)	(2,467,119)	(40,240,914)
	Net cash flow from operating activities	6,600,823	499,243	7,100,066
2.	Cash flow from investment activities
	Sub-total of cash inflow	1,751,884	1,698	1,933,867
	Sub-total of Cash outflow	(4,139,320)	(68,262)	(4,207,582)
	Net cash flow from investment activities	(2,387,436)	(66,564)	(2,273,715)
3.	Cash flow from financing activities:
	Sub-total of cash inflow	7,489,335	664,910	8,154,245
	Sub-total of Cash outflow	(6,759,085)	(1,117,422)	(7,876,507)
	Net cash flow from financing activities	730,250	(452,512)	277,738
4.	Impact of fluctuations in exchange rates on cash	-	-	-
5.	Net increase in cash	4,943,637	(19,833)	5,104,089

Note:	The financial information of Baotou Aluminum has been audited by Zhonglei Citified Public Accountants.

II.	Basic assumptions and preparation basis of pro forma statements

1.	Basic assumptions of pro forma consolidated accounting statements

i.	Basic assumptions of pro forma consolidated accounting statements

The pro forma consolidated accounting statements assume that the implementation of the above-mentioned transaction of Share Exchange Merger has been completed by January 1, 2007. Taking January 1, 2007 as the benchmark date of pro forma merger, basic assumptions of pro forma consolidated accounting statements are as follows:

By the benchmark date, all Baotou Aluminum's shareholders have exchanged their shares into Chalco's shares at a ratio of 1:1.48, or transferred part or all of their shares in Baotou Aluminum at a price of RMB21.67 per share to a third party, who has exchanged all the transferred shares into Chalco's shares at the foregoing exchange ratio, meaning shares of Baotou Aluminum held by the former shareholders of Baotou Aluminum have been exchanged into Chalco's shares by January 1, 2007.

ii.	Preparation basis of pro forma consolidated accounting statements

The pro forma consolidated accounting statements were prepared on the basis of audited consolidated balance sheets of Chalco and Baotou Aluminum as at June 30, 2007 and their consolidated income statements and consolidated cash flow statements for 6 months ended June 30, 2007, making offset of two parties' transaction and balance during 6 months ended June 30, 2007. Provided that the acquisition of 100% Baotou Aluminum equity by Chalco has been completed by January 1, 2007, the pro forma consolidated accounting statements is calculated at an acquisition consideration of RMB20.49 per share of Chalco for RMB30.33 per share of Baotou Aluminum. Meanwhile, the above pro forma consolidated accounting statements have not made pro forma adjustment for the possible impact of changes in applicable tax policies after the completion of the above transactions.

The consolidated balance sheet of Chalco as at June 30, 2007 and its consolidated income statement and consolidated cash flow statement for the 6 months ended June 30, 2007 have been audited by PricewaterhouseCoopers, which has presented an unqualified audit opinion on them; while the consolidated balance sheet of Baotou Aluminum as at June 30, 2007, and its consolidated income statement and consolidated cash flow statement for the 6 months ended June 30, 2007 have been audited by Zhonglei Citified Public Accountants, which has presented an unqualified audit opinion on them.

The pro forma consolidated accounting statements are not for and make no disclosure of completed notes to accounting statements in fair expression as required by the Accounting Standards for Business Enterprises promulgated by the State, and they should be read in combination with the above-mentioned audited accounting statements of Chalco and Baotou Aluminum respectively for reference.

III.	Changes in and impact on the consolidated statements resulted from the Share Exchange Merger

Changes in and impact on the consolidated statements resulting from the Share Exchange Merger are as follows:

i.

As the par value of A shares newly issued by Chalco for exchange shares in the pro forma merged Baotou Aluminum is calculated into Chalco's share capital, increasing its share capital by RMB637,880,000; therefore, the exceeding amount of net assets of Baotou Aluminum acquired in the Share Exchange Merger over par value of newly issued A shares will be included in capital reserve, meaning an increase of RMB1,041,688,000.

ii.

Chalco's net assets attributable to Parent Company for the 6 months ended June 30, 2007 after the Merger is RMB6,686,354,000, representing an increase of RMB 289,713,000 in its net profits as compared with before. As there is offset of transactions such as purchase of alumina and bulk raw materials and sales of aluminum ingots between Baotou Aluminum and the subsidiaries of Chalco, Chalco's sales revenue after consolidated is RMB979,148,000 less than the total of two parties' sales revenue, and the sales costs is also reduced by RMB867,712,000 accordingly.

iii.

On the completion of the Share Exchange Merger, there will be an increase of RMB3,966,177,000 in the total assets of Chalco, including an increase of RMB1,569,066,000 in current assets, an increase of RMB2,343,670,000 in fixed assets, an increase of RMB1,996,371,000 in total liabilities and an increase of RMB1,969,806,000 in shareholder's equity.

IV.	Applicable enterprise income tax of subsisting company and both parties before consolidated.

Upon completion of the Share Exchange Merger, Baotou Aluminum's legal status will be cancelled. According to a document Nei Zheng Zi [2005] No. 328 issued by the Government of Inner Mongolia Autonomous Region, a preferential enterprise income tax rate of 10% for Baotou Aluminum was approved, and it will be charged at an enterprise income tax rate of 15% from 2007 to 2010. Preferential enterprise income tax rate for Baotou Aluminum will require a new application after the legal status of Baotou Aluminum is cancelled.

The current preferential tax policies for Chalco will not have significant change after the Share Exchange Merger.

3.	Impact of the Merger on both parties' shareholders

According to the audited financial statements of Chalco and Baotou Aluminum for the 6 months ended June 30, 2007 and pro forma financial statements of Chalco after the Merger, the impact of the Merger on both parties' shareholders is set out below:

I.	Impact of Merger on Chalco's shareholders

Change in Chalco's net assets per share and earnings per share before and after the Merger of Baotou Aluminum:

Unit: RMB'000

	Aluminum	Subsisting
	Corporation of	Company
	China before	after the Merger
	the Merger	(pro forma) of
	(pro forma)	Baotou Aluminum

Net assets per share (fully diluted) (June 30, 2007)	4.81	4.73

Earnings per share (fully diluted) (January-June, 2007)	0.496	0.494

i.	Change in net assets per share

As at June 30, 2007, Chalco's net assets per share was RMB4.81. Its net assets per share is RMB4.73 after the Merger of Baotou Aluminum, taking July 1, 2007 as the benchmark date for preparation of pro forma consolidated statements. The Share Exchange Merger of Baotou Aluminum will decrease Chalco's shareholders' net assets per share by RMB0.08 or 1.66%, showing that Share Exchange Merger has no significant impact on Chalco's net assets per share.

ii.	Change in earnings per share

As at June 30, 2007, Chalco's earnings per share was RMB0.496. Its earnings per share is RMB0.494 after the Merger of Baotou Aluminum, taking January 1, 2007 as the benchmark date for preparation of pro forma consolidated statements. Earnings per share is accordingly diluted after the Merger, but has no significant change. The Share Exchange Merger of Baotou Aluminum will decrease Chalco's earnings per share by RMB0.002 or 0.40%. On the completion of the Merger, subsisting company's alumina and aluminum production capacity will be increased, thus effectively boosting its market competitiveness and forming an integrated industry chain of bauxite, alumina and aluminum. Meanwhile, reducing middle-level management will significantly lower operating and management costs, expand sales scale, improve operating efficiency and further enhance the profitability of the subsisting company. For Chalco's shareholders, the effect of the integrated industry chain brought about by assets acquired in the Merger will improve the profitability of the Company's shares and increase the future profits attributable to shareholders, meaning shareholders' expected return will be increased along with the Merger.

II.	Impact of Merger on Baotou Aluminum's shareholders

Change in Chalco's net assets per share and earnings per share immediately before and after the Merger:

Unit: RMB

		Subsisting
	Baotou	Company after
	Aluminum before	the Merger
	the Merger	(pro forma) of
	(pro forma)	Baotou Aluminum

Net assets per share (fully diluted) (June 30, 2007)	4.83	4.73

Earnings per share (fully diluted) (January-June, 2007)	0.931	0.494

i.	Change in net assets per share

As at June 30, 2007, Baotou Aluminum's net assets per share was RMB4.83. Its net assets per share is RMB4.73 after it is merged by Chalco, taking January 1, 2007 as the benchmark date for preparation of pro forma consolidated statements.

Given that Baotou Aluminum's shareholder exchanged for subsisting company's shares at a ratio of 1:1.48, the Share Exchange Merger will increase net assets per share attributable to them to RMB7.00 (4.73x1.48), representing a growth of 44.94% as compared with before.

ii.	Change in earnings per share

Baotou Aluminum's earnings per share was RMB0.496 for the 6 months ended June 30, 2007. Its earnings per share is RMB0.494 after it is merged by Chalco, taking January 1, 2007 as the benchmark date for preparation of pro forma consolidated statements.

Given that Baotou Aluminum's shareholders exchanged for subsisting company's shares at a ratio of 1:1.48, the Share Exchange Merger will make net assets per share attributable to them RMB0.731(0.494x1.48), decreasing 21.48% as compared with before. Although the Merger will lead to a reduction in Baotou Aluminum's earnings per share, in the long term, the Merger will further strengthen the subsisting company's integration of the industry chain, enhance Chalco's profitability and also increase return to shareholders. Existing shareholders of Baotou Aluminum will reap the long-term benefit of integration of industry chain brought about by the Merger.

Section 6 Conclusive Opinions of Intermediary Institutions

I.	Opinions of the Financial Adviser to the Merging Party

In accordance with the financial adviser's report issued by China Galaxy Securities for this Share Exchange Merger, China Galaxy Securities gives the following opinions:

"The merger is in compliance with the provisions of relevant laws and policies of the state and the merger process is in line with the relevant regulations, observing the principle of honesty and good faith, openness, fairness, and justice. In this merger, the interests of non-related shareholders are completely protected and the equity of the creditor will not be damaged. Cash alternative right protects the interests of minority shareholders. Upon the completion of the merger, the corporate governance structure of the company in existence is solid and reasonable. The methods for determining the exchange price and ratio are reasonable, fair and of impartiality, taking the shareholders' interests of both parties into general account."

II.	Opinions of the Independent Financial Adviser to the Merging Party

In accordance with the financial adviser's report issued by China Minzu Securities for this Share Exchange Merger, China Minzu Securities gives the following opinions:

"The merger is in compliance with the provisions of relevant laws and policies of the state and the merger process is in line with the related regulations, observing the principle of honesty and good faith, openness, fairness, and justice. In this merger, the interests of non-related shareholders are completely protected and the equity of the creditor will not be damaged. The methods for determining the exchange price and ratio are reasonable and fair, taking the shareholders' interests of both parties into general account. Cash alternative right scheme provides a system for investors to withdraw and the exercise price of cash alternative right basically covers investors' shareholding cost. Upon the completion of the merger, the corporate governance structure of the company in existence is solid and reasonable and the company in existence owns a larger platform for capital operation. Integration advantages and synergies are fully exerted, favorable to the improvement of core competitiveness and in conformity with shareholders' interests of both parties."

III.	Legal Opinions on the Exchange Merger of the Domestic Attorney of the Merging Party

Beijing Jiayuan Law Office as the domestic attorney of Chalco, issued the letter of legal opinion on the merger. In the opinion of Jiayuan Law Office,

"(1)	Chalco and Baotou Aluminum are legally incorporated as a company in valid existence, eligible to the Share Exchange Merger.

(2)

The proposal for the merger of Baotou Aluminum by Chalco is in compliance with the provisions of laws, regulations, and other normative documents. Necessary measures are taken to protect the interests of Baotou Aluminum's shareholders and the creditor's interests of both parties.

(3)	The Merger Agreement executed by Chalco and Baotou Aluminum in the Share Exchange Merger shall be true, legal and valid.

(4)	Upon the completion of the Merger, Chalco still maintains its substantial conditions for listing stipulated by relevant normative documents.

(5)

Chalco and Baotou Aluminum have gone through the required legal procedures and performed the obligations to disclose related information. The Merger is subject to the general meeting and class meeting of Chalco and the general meeting of Baotou Aluminum and it will be effected upon the approval and certification by State-owned Assets Supervision and Administration Commission of the State Council and CSRC."

On October 12, 2007, Beijing Jiayuan Law Office issued the supplementary letter of legal opinion on the merger. In the opinion of Jiayuan Law Office,

"(1)	Chalco and Baotou Aluminum are legally incorporated as a company in valid existence, eligible to the Share Exchange Merger.

(2)

The proposal for the merger of Baotou Aluminum by Chalco is in compliance with the provisions of laws, regulations, and other normative documents. Necessary measures are taken to protect the interests of Baotou Aluminum's shareholders and the creditor's interests of both parties.

(3)	The Merger Agreement executed by Chalco and Baotou Aluminum in the Share Exchange Merger shall be true, legal and valid.

(4)	Upon the completion of the Merger, Chalco still maintains its substantial conditions for listing stipulated by relevant normative documents.

(5)

Chalco and Baotou Aluminum have gone through the required legal procedures and performed the obligations to disclose related information. The implementation of the Merger is subject to the approval by CSRC."

IV.	Legal Opinions on the Exchange Merger of the Domestic Attorney of the Merged Party

On July 20, 2007, Jian Zhong Law Firm (Inner Mongolia), as the domestic attorney of Baotou Aluminum, issued the letter of legal opinion on the merger. In the opinion of Jian Zhong Law Firm,

"Both parties are qualified to the merger as participants. The merger proposal is in compliance with the provisions of laws, regulations, and normative documents. The implementation of the merger is subject to the approval by the general meetings of both parties and the class meeting of China Aluminum, subject to the approval and certification by State-owned Assets Supervision and Administration Commission of the State Council and CSRC, and subject to the certification for waiver by CSRC and the Securities and Futures Commission of Hong Kong."

On October 12, 2007, Jian Zhong Law Firm (Inner Mongolia) issued the supplementary letter of legal opinion on the merger. In the opinion of Jiayuan Law Office,

"The merger has been approved by State-owned Assets Supervision and Administration Commission of the State Council, has been passed at the EGM and the class meeting of Chalco, and has been granted a conditional waiver by SFC. The implementation of the merger is still subject to the certification and waiver certification by CSRC."

Section 7 Risk Factors

I.	Risks on the Share Exchange Merger

(I)	APPROVAL RISKS ON THE SHARE EXCHANGE MERGER

1.	There is uncertainty for this proposal in obtaining the from CSRC and the timing of the final authorization.

2.

The Share Exchange Merger is subject to, among others, the waiver granted by CSRC to Chinalco and the parties acting in concert with it from making a general offer for the shares in Chalco. There is uncertainty for Chinalco and the parties acting in concert with it in obtaining the said waiver.

(II)	AS THE RESOLUTIONS PASSED AT THE GENERAL MEETING ARE BINDING TO ALL SHAREHOLDERS, THE SHARES IN BAOTOU ALUMINUM WHICH DID NOT DECLARE TO EXERCISE THE CASH ALTERNATIVE ARE SUBJECT TO SHARE EXCHANGE

The proposal for the Share Exchange Merger has been passed by the shareholders representing two-thirds or more of the voting rights present at the extraordinary general meeting and class meeting of Chalco and the extraordinary general meeting of Baotou Aluminum, where the connected parties abstained from voting. The voting results of the extraordinary general meeting of Baotou Aluminum are binding on all of its shareholders, including those who voted against the resolutions or abstained from voting or neither attended the meeting nor appointed others to vote on their behalf. Upon the authorization or approval from the competent authorities for the Share Exchange Merger, the shares in Baotou Aluminum which did not declare to exercise the cash alternative will be enforcedly exchanged to the new A shares of Chalco at the share exchange ratio determined by the parties to the Merger.

(III)	RISKS ON LISTING OF CHALCO'S NEW A SHARES AFTER THE SHARE EXCHANGE

After share exchange, Baotou Aluminum will be delisted and de-registered under Company Law and the Company will continue to subsist. The listing of Chalco's new A shares is subject to the approval of Shanghai Stock Exchange. It is uncertain that whether and when Shanghai Stock Exchange would approve the listing of Chalco's new A shares.

(IV)	RISKS ON EXERCISING CASH ALTERNATIVE BY INVESTORS

The cash alternative for the Share Exchange Merger will be provided by the third party to the shareholders of Baotou Aluminum. The shareholders of Baotou Aluminum must make declaration or withdrawal of cash alternative within the effective period thereof, beyond which any declaration or withdrawal will be deemed as invalid.

The shares declared by the shareholders of Baotou Aluminum for exercising the cash alternative will be transferred to the third party which will effect the share exchange, and therefore such shareholders of Baotou Aluminum may lose the profit earning opportunity arising from the stock price appreciation of the A shares in Chalco.

(V)	BUSINESS OPERATION RISKS ON THE SUBSISTING COMPANY UP COMPLETION OF THE MERGER

Upon completion of the Merger, all assets, liabilities and equity interests of Baotou Aluminum will be consolidated into Chalco. The subsisting company will integrate the functions such as production, sale and management of the parties to the Merger to fully take advantage of the synergy. The Merger, though not involving any change in principal business scope, is exposed to risks including delay in consolidation and failure of expected consolidation effect.

II.	Main Risks on Chalco as the Company in Existence

(1)	Risks on Periodic Fluctuation on Product Price

As fundamental raw materials, alumina and primary aluminum have close connection with machinery, electricity, aviation, spaceflight, shipbuilding, auto manufacture, package, construction, transport, commodities, property and other industries. Influenced by the national economy, its product price saw related periodic fluctuation due to the change of macroeconomic environment.

At present, as domestic aluminum product price is almost in line with international market price, the domestic price is relatively sensitive to the price trends in the international market. The influence of world economy periodic fluctuation on the development of domestic aluminum industry has become more and more prominent. Domestic alumina and primary aluminum price trends are almost in parallel with global price trends, and are also influenced by the domestic macroeconomic trends to a great extent.

In 2006, as driven by consumption demand, fund investment and energy shortage, the international primary aluminum price maintained at high level. The lowest, highest and average price of three-month primary aluminum futures on LME was US$2,220 per tonne, US$3,310 per tonne and US$2,591 per tonne, respectively, representing an increase of 36.4% over the previous year. As driven by rising aluminum price in the international market and increasing aluminum consumption demand, the lowest, highest and average price of three-month primary aluminum futures on SHFE was US$24,520 per tonne, US$18,130 per tonne and US$20,136 per tonne respectively, representing an increase of 19.5% over the previous year.

Since 2007, the domestic aluminum market has maintained growth momentum from the end of 2006, with rising consumption demand and persistent high aluminum price. In the first half of 2007, the three-month aluminum price on the LME was traded between US$2,555 and US$2,935 per tonne. Its average price was US$2,773 per tonne, which is higher than the average price in 2006 of US$2,591 per tonne. Meanwhile, the lowest, highest and average price of three-month aluminum futures on SHFE was US$20,740 per tonne, US$19,020 per tonne and US$19,800 per tonne respectively.

Since industry entry level for primary aluminum is relatively low, primary aluminum price decline risk remains with the further expansion of production capacity.

(2)	Risks on Industry Policy

The aluminum industry is an important basic industry in China. In order to promote healthy and sustainable development of the industry, China's government has implemented a series of macroeconomic control measures. In 2003, the circular of State Council Guo Ban Fa [2003] No.103 implemented strict control over investment approval, land for construction, environmental protection and credit arrangement. In 2005, China's government further enhanced the regulation by abolishing tax refunds for primary aluminum export. At the end of 2005, according to the decree of Fa Gai Wei No.[40] the Guide List of Industrial Structure Regulating (version 2005), aluminum projects (save for prebaked pot production capacity replacement projects and environmental renovation projects) were listed as restricted category projects. In 2006, tax for primary aluminum export was raised to15%.

While strengthening the macroeconomic control over primary aluminum, China's government introduced a series of detailed rules and regulations on the development of alumina projects. Since 2004, domestic new alumina projects have been listed into an investment category which subject them to examination and approval by relevant authorities of the State Council. Alumina construction projects failing to get approval pursuant to regulations of China's government or without legal approval for bauxite resources may not commence construction.

On April 2, 2007, National Development and Reform Commission issued an Urgent Message about Checking the Aluminum Melting Investment Rebound to regulate the aluminum and alumina industry. On May 25, 2007, National Development and Reformation Commission issued an Urgent Notice of National Development and Reformation Commission in regard to Quickening Promotion of Adjusting Industrial Structure to Keep Down Further Unchecked Expansion of the Industries with High Energy Consumption. The future change of industry policies in China will have impact on alumina and primary aluminum products market.

(3)	Risks on Environmental Protection

Chalco's business is classified as falling within the smelting industry. During the production of alumina, main pollution sources include waste gas, waste material and waste water such as sulfur dioxide, red mud and gangue suspensions. The gas generated from primary aluminum production contains contaminations such as fluoride, pitch smoke and dust. If without relevant purification treatment or the failure of environmental protection measures to meet environmental standards, the production and living environment will be polluted. The mining of bauxite not only generates dust and solid waste pollution, but also leads to the change of physiognomy, vegetation damage and water and soil loss, impacting the bio-environment balance. Although alumina and primary aluminum factories of Chalco have set up a comprehensive environmental protection system on waste emission control in accordance with the regulations of environmental protection in China, China's government has introduced higher standards for environmental protection, which will impact the Company's operation and increase costs.

(4)	Risks on Long-term Stable Supply of Bauxite Resource

Bauxite is the main raw material for alumina production and is a non-renewable resource. Compared with other countries rich in bauxite resources, China's bauxite resource reserve is relatively small. In addition, processing technology is very complicated due to large amount of silicon content in bauxite. In 2006, the supply of the company's domestic bauxite amounted to 17,534,900 tons, of which 23.47%, 26.86% and 49.67% was produced in the company's mine, joint venture mine and outsourcing mine respectively. In the first half of 2007, the supply of the company's domestic bauxite amounted to 9,591,700 tons, of which 21.47%, 19.53% and 59% was produced in the company's mine, joint venture mine and outsourcing mine respectively. If Chalco can not obtain stable high quality bauxite supply at competitive price, its operation results may be impacted.

(5)	Risks on the Rise in Price of Raw Material and Energy

As impacted by the rise in price of raw materials, from January to June in 2007, as part of Chalco's unit production cost of alumina (per ton), the cost of bauxite increased RMB45.08 over the same period of 2006, representing 47.74% of the rise in unit cost (only considering the impact from the change of raw material price) and the cost of steam and alkali increased RMB26.8 and RMB26.25, respectively, as compared with the same period of 2006, representing 28.43% and 27.80% of the rise in unit cost respectively (only considering the impact from the change of raw material price). From January to June 2007, as part of Chalco's unit production cost of primary aluminum (per ton), electricity price increased RMB352.08 over the same period of 2006, representing 46.46% of the rise of unit cost (only considering the impact from the change of raw material price). As energy demand exceeds supply most of the time, if future price continue to rise, the production cost of the Company will increase every year. The operation status and cash flow of the Company may be impacted.

(6)	Risks on Hedging Business

Chalco has started primary aluminum hedging business through future contract trading at the Shanghai Futures Exchange and London Metals Exchange since 2002, of which the transaction amount in 2002 was quite small and large hedging transactions began from 2003. In 2004, 2005 and 2006, the largest volume for aluminum hedging domestically and abroad by Chalco in 12 consecutive months amounted to 26,200 tons, 30,600 tons and 151,500 tons, respectively, representing 3.40%, 2.91% and 7.83% of its primary aluminum output, respectively. As at December 31, 2004, 2005 and 2006, volume for aluminum hedging held by Chalco amounted to 13,800 tons, 5,000 tons and 33,500 tons, respectively. Profits from futures transactions for the year amounted to RMB-54,890,00, RMB9,125,000 and RMB80,960,000.

From January to June 2007, the largest volume for aluminum hedging which sold domestically and abroad by Chalco amounted to 13,500 tons. As at June 30, 2007, volume for aluminum hedging held by Chalco amounted to 3,300 tons. From January to June 2007, profits from futures transactions were RMB7,610,000.

Main factors which affect the hedging business of the Company include the estimation of future price trends and fluctuation in the aluminum market and transaction volume of hedging business of the Company. A lot of factors would affect future price trends in aluminum market, mainly including the supply and demand of primary aluminum and alumina in the international and domestic market, price of energy and rate of economic growth. Alumina is the main raw material for primary aluminum production. Its price fluctuation would have an impact on the price of primary aluminum to some extent. Chalco is the biggest domestic alumina and primary aluminum supplier. It will have an adverse impact on the Company's operation results if Chalco's estimation of future price trends in the alumina and primary aluminum market is different from actual situation or internal risk control measures on hedging business are not effectively implemented.

(7)	Risks on Income Guarantee from Capital Expenditure

The aluminum industry has grown rapidly since 2002. Pursuant to its planned long-term development strategy, Chalco increased its production capacity of alumina and primary aluminum by investing in new construction and expansion and acquisition in the recent three years, especially for its latest project. Chalco's capital expenditures for fixed assets saw a considerable increase. In 2004, 2005 and 2006, Chalco's capital expenditures for fixed assets amounted to RMB9,156,000,000, RMB9,269,000,000 and RMB8,509,000,000 respectively. From January to June in 2007, Chalco's capital expenditures for fixed assets amounted to RMB7,320,000,000. As at June 30, 2007, Chalco's external investment commitment amounted to RMB678,000,000 and its commitment of fixed assets amounted to 22,655,000,000, of which those contracted but not provided for amounted to RMB6,990,000,000 and those authorized but not contracted amounted to RMB15,665,000,000.

Under favorable market conditions, large capital expenditure is the result of the Company's strategic decision to grasp opportunities to speed up its development. If market conditions change, market needs decrease when projects begin production or projects investment exceed budget due to the change of economic environment, Chalco will face risks which would result in the failure of achieving expected income from capital expenditure and the decrease in return on assets.

(8)	Exchange Management and Exchange Rate Fluctuation Risks

Though most of the revenue of Chalco is settled in Renminbi, a large amount of foreign currency is needed for introducing technology, purchasing equipment and importing alumina. Prior to 2007, China's government implemented strict exchange management on foreign exchange transactions for capital items. On July 9, 2007, a notice about abolishing Trial Measures for the Check of Export Proceeds in Foreign Exchange was issued by State Administration of Foreign Exchange and Ministry of Finance. On August 13, 2007, a Notice on Retaining the Foreign Exchange Incomes under Current Items by Domestic Institutions Themselves was issued by State Administration of Foreign Exchange, pursuant to which Domestic Institutions were allowed to retain their foreign exchange incomes under current items by themselves according to operation needs.

With the expansion of the Company's overseas business, more frequent foreign exchange transactions will take place. Any change to foreign exchange management on current items and capital items by China's government will impact the Company's ability to obtain foreign exchange for capital expenditures, and may impact the scheduled process for the Company's overseas business expansion.

The Managed Floating Exchange Rate System implemented by China's government ensures the exchange rate between the Renminbi and U.S. dollar remains relatively stable. But as market oriented reform of exchange rate policies continues, the fluctuation of the exchange rate between Renminbi and other convertible currencies may become larger and Chalco will increasingly face exchange risks from foreign exchange settlement.

Since aluminum price in China and the international market are connected, the appreciation of Renminbi will increase price fluctuation of aluminum in the China market to some extent, and also will have some impact on the price of spot alumina. The Company will face more competition in international market. Meanwhile, the appreciation of Renminbi will bring some benefits for the Company in importing raw material, equipment and overseas investment.

(9)	Peer Competition

As at the establishment of Chalco, the Company's non principal businesses, namely aluminum processing and pseudo-boehmite business, to some extent, constituted peer competition with Chinalco. Besides, Chinalco hold some part of interests in the enterprises engaged in primary aluminum business by administrative transfer in recent years, which constituted peer competition in primary aluminum sector with the Company to some extent.

In 2004, 2005 and 2006, the primary aluminum production capacity of Chalco amounted to 833,200 tons, 1,499,200 tons and 2,481,200 tons respectively, with an output of 770,200 tons, 1,051,100 tons and 1,936,000 tons respectively. From January to June in 2007, the primary aluminum production capacity of Chalco amounted to 2,481,200 tons, with an output of 1,330,00 tons (including 36,300 tons of regenerated Aluminum).

Subsidiaries of Chalco currently engaged in primary aluminum business mainly include Baotou Aluminum, Liancheng Aluminum and Tongchuan Xinguang. In 2006, the primary aluminum production capacity of those three companies amounted to290,000 tons, 270,000 tons and 155,000 tons respectively, with an output of 264,000 tons, 257,500 tons and 130,000 tons respectively.

After Share Exchange Merger of Baotou Aluminum, the problems regarding peer competition between Chalco and Baotou Aluminum will be solved. Please refer to Peer Competition and Connected Transactions of Merging Enterprise Chalco set out in Section 6 herein for details of peer competition between Chalco and Chinalco.

(10)	Risks on the Change of Tax Preferential Policies

Tax policy is the main external factor affecting operations of Chalco and Baotou Aluminum.

Some branch companies and subsidiaries of Chalco are entitled to some tax preferential policies according to the relevant taxation laws and regulations of the PRC. For example, three plants of Chalco situated in Guizhou Province, Guangxi and Qinghai Province in the western region of the PRC were entitled to preferential treatment in connection with the national policy to develop the western region, with the income tax rate of 15%. It is provisionally stipulated that the terms of such preferential treatment will expire in 2010, and are subject to examination and approval every year. In addition, some branch companies and subsidiaries of Chalco also are entitled to preferential policies on reduction of tax for investment in domestic equipment.

Baotou Aluminum is entitled to some part of tax preferential policies under relevant laws and regulations of the PRC. According to the circular of Government of Inner Mongolia Autonomous Region Nei Zheng Zi [2005] No.328 which approved for Baotou Aluminum a preferential enterprise income tax rate of 10%, Baotou Aluminum is entitled to an enterprise income tax rate of 15% from 2007 to 2010. After the Share Exchange Merger, it is uncertain that whether Baotou Aluminum will continue to be entitled to an enterprise income tax rate of 15%.

At present, China's government is proactively and steadily speeding up reform of its taxation system. On March 16, 2007, the National People's Congress of the People's Republic of China approved the Enterprise Income Tax Law of the People's Republic of China ("New Income Tax"). New Income Tax will come into force from January 1, 2008, with a transition period of no more than 5 years for companies that are entitled to tax preferential policies. Except those branch companies and subsidiaries which are entitled to tax preferential treatment, the applicable enterprise income tax rate of the Company will change to 25% from 33% beginning January 1, 2008. Enterprise income tax rate for those branch companies and subsidiaries which are entitled to tax preferential treatment will be changed to 25% after the transition period.

Since July 1, 2007, China's government has decided to adjust tax refund policy for some commodities. Tax refund rate for aluminum alloy bars (original tax refund rate is 11%) and aluminum wire rod (original tax refund rate is 11%) exported by Baotou Aluminum were adjusted to zero, which will impact Baotou Aluminum's operation profit to some extent.

If tax policies relevant to operations of Chalco and Baotou Aluminum are further adjusted, the change of tax policy may have an adverse impact on the operations of Chalco and Baotou Aluminum.

(11)	Risks on non-complete property right certificates

As at June 30, 2007, a piece of allocated land of Zhongzhou Branch China Aluminum Co., Ltd. will be registered as granted land; two pieces of collectively owned land are being used by Qinghai Branch; a few collectively owned land and land with ownership disputes or in the process of applying for property right certificates are being rented by Shanxi branch, Guizhou branch and Lanzhou Aluminum (Lanzhou branch); a few properties rented by the Company's headquarters and Qingdao branch are in process for applying property right certificates and a few properties built by farmers without property right certificates are being rented by Qingdao branch.

Some joint venture mines of Chalco occupy agriculture lands. According to relevant regulations, such lands can be used as constructive lands only after obtaining relevant legal approval from land management authorities when applying for changing land use. Chalco is urging cooperation parties to obtain relevant legal procedures for such lands as soon as possible.

Section 8 Parties Involved in the Merger and Time Arrangement

I.	Parties Involved in the Merger

1	Party to Merge:	Aluminum Corporation of China Limited
	Address:	No. 62, North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
	Legal Representatives:	Xiao Yaqing
	Contact Person:	Zai Feng
	Tel:	(86 10) 8229 8675
	Fax:	(86 10) 8229 8764

2	Party to be merged:	Baotou Aluminum Co., Ltd.
	Address:	Maoqilai, Donghe District, Baotou City, Inner Mongolia Autonomous Region, the PRC
	Legal representative:	Lu Lin
	Contact:	Li Man Cang
	Tel:	(86 472) 693 5506 / 693 5665
	Fax:	(86 472) 693 5667

3	Financial advisor to Baotou Aluminum:	China Galaxy Securities Co., Ltd
	Address:	2-6/F, Building C, Corporate Square, No. 35, Jinrong Street, Xicheng district, Beijing
	Legal representative:	Xiao Shiqing
	Contact Person:	Jiang Li, Gu Ke, Liu Shenfei, Wang Ding, Chen Wei, Liao Bangzheng
	Tel:	(86 10) 6656 8888
	Fax:	(86 10) 6656 8857

4	Law Firm to Chalco on PRC law:	Beijing JiaYuan Law Firm
	Address:	F407-408, Ocean Plaza, 158 Fuxing Men Nei Avenue, Beijing, PRC
	Person in charge:	Guo Bin
	Contact Person:	He Weiping
	Tel:	(86 10) 6641 3377
	Fax:	(86 10) 6641 2855

5	Law Firm to Chalco on overseas law:	Baker & McKenzie LLP
	Address:	Suite 3401, Tower 2 ,China World Trade Center, Jianguomenwai Dajie, Beijing, PRC
	Person in charge:	C Y Leung
Contact Person:
	Tel:	(852) 2846 1513 / 2846 1966
	Fax:	(852) 2842 1741

6	Law Firm to Baotou Aluminum on PRC law:	Jian Zhong Law Firm
	Address:	Middle of Jianshe Road, Jiuyuan District, Baotou, Inner Mongolia
	Person in charge:	Song Jianzhong
	Contact Person:	Ma Xiufang
	Tel:	(86 472) 715 5473
	Fax:	(86 472) 715 5474

7	Accountants firm to Chalco in PRC:	PricewaterhouseCoopers Zhong Tian CPAs Limited Company
	Address:	No.568 Dongchang Road, Pudong New Area, Shanghai, China
	Person in charge:	Yang Zhiqin
	Contact Person:	Hou Yongjie, Sun Kaijing
	Tel:	(86 10) 6123 8888
	Fax:	(86 10) 6123 8800

8	Accountants firm to Baotou Aluminum in PRC	Zhong Lei Certified Public Accountants
	Address:	8F, ChangNing Building, No.1, Xinghuo Road, Fengtai District, Beijing
	Legal representative:	Xiong Jing
	Contact Person:	Xie Qing
	Tel:	(86 10) 5112 0371
	Fax:	(86 10) 5112 0370

9	Independent financial adviser to Baotou Aluminum:	China Nationality Securities Co., Ltd
	Address:	Building No.2, Jinchen International Apartment, No.4, Jinrong (Guangcheng) Street, Xicheng District, Beijing
	Legal representative:	Zhao Dajian
	Contact Person:	He Jibing, Zhang Xingchao
	Tel:	(86 10) 6621 0776
	Fax:	(86 10) 6621 0717

II.	Expected Time Table for the Share Exchange Merger

Date	Important Events

To be confirmed	The application of waiver by Chinalco from making a general offer to be approved by CSRC

To be confirmed	Authorization of the Share Exchange Merger by CSRC

To be confirmed

Announcement of authorization/approval results from CSRC, publication of Report on the Merger of Baotou Aluminum with Chalco, Implementation announcement on share exchange and cash alternative, record date for declaring the cash alternative

To be confirmed	Date for declaring cash alternative, shareholders of Baotou Aluminum exercise their cash alternative

Confirmation of the final quantities of cash alternative to be exercised

To be confirmed	Receipt of cash consideration from the shareholders of Baotou Aluminum who declared to exercise their cash alternative

To be confirmed	Record date for Share Exchange Merger

To be confirmed	Share exchange to be implemented by Chalco to shareholders of Baotou Aluminum whose name appear at the register of members on the record date

To be confirmed	Publication of notice of listing for new A shares by Chalco, Announcement on share exchange and delisting by Baotou Aluminum, listing of new A shares in Chalco

(This page contains no body text and is for official seal on the Proposal of Chalco for the Merger with Baotou Aluminum Co., Ltd. (abstract))

Aluminum Corporation of China Limited October 12, 2007

(This page contains no body text and is for official seal on the Proposal of Chalco for the Merger with Baotou Aluminum Co., Ltd. (abstract))

Baotou Aluminum Co., Ltd. October 12, 2007

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary